SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9/A
Solicitation/Recommendation Statement Under Section 14(d)(4) of the
Securities Exchange Act of 1934
PORTEC RAIL PRODUCTS, INC.
(Name of Subject Company)
PORTEC RAIL PRODUCTS, INC.
(Name of Person Filing Statement)
Common Stock, $1.00 par value per share
(Title of Class of Securities)
736212 10 1
(CUSIP Number of Class of Securities)
Richard J. Jarosinski
President and Chief Executive Officer
Portec Rail Products, Inc.
900 Old Freeport Road
Pittsburgh, Pennsylvania 15238
(412) 782-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person Filing Statement)
With copies to:
Alan Schick, Esq.
Luse Gorman Pomerenk & Schick, P.C.
5335 Wisconsin Ave., NW
Suite 780
Washington, D.C. 20015
(202) 274-2000
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Special Notice Regarding this Amended and Restated Schedule 14D-9/A
     This Amendment No. 9 to the Solicitation/Recommendation Statement on Schedule 14D-9 (as previously and as hereby amended, the “Statement”) originally filed with the SEC on February 26, 2010 by Portec Rail Products, Inc. amends and restates in its entirety the Statement.
     This Amendment No. 9 incorporates the following amendments to the Statement: Amendment No. 1 (filed with the SEC on March 1, 2010 with respect to Items 8 and 9); Amendment No. 2 (filed on March 2, 2010 with respect to Items 8 and 9); Amendment No. 3 (filed on March 8, 2010 with respect to Items 8 and 9); Amendment No. 4 (filed on March 23, 2010 with respect to Items 8 and 9); Amendment No. 5 (filed on March 24, 2010 with respect to Item 2 and the Information Statement attached as Annex I to the Statement); Amendment No. 6 (filed on April 22, 2010 with respect to Items 2 and 9); Amendment No. 7 (filed on April 27, 2010 with respect to Item 2 and the Information Statement attached as Annex I to the Statement); and Amendment No. 8 (filed on May 13, 2010 with respect to Items 8 and 9).
     This Amendment No. 9 also contains additional amendments to the following sections of the Statement: Item 3(a) – Agreements, Arrangements or Understandings between the Company or its Affiliates and the Company, its Executive Officers, Directors or Affiliates; Item 3(b) – Agreements, Arrangements or Understandings between the Company or its Affiliates and the Purchaser, its Executive Officers, Directors or Affiliates – Merger Agreement; Item 4 – The Solicitation or Recommendation – Background of the Offer; Item 4 – The Solicitation or Recommendation – Reasons for Recommendation; Item 4 – The Solicitation or Recommendation – Opinion of Chaffe & Associates, Inc.; Item 8 – Additional Information – Recent Developments Related to Certain Litigation – Shareholder Litigation; and the Information Statement attached as Annex I – Current Directors and Officers of Portec – Certain Relationships and Related Transactions and Annex I – Security Ownership of Certain Beneficial Owners.

Item 1. Subject Company Information.
     (a) Name and Address. The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the accompanying exhibits and annexes, this “Schedule 14D-9”) relates is Portec Rail Products, Inc., a West Virginia corporation (“Portec” or the “Company”). The address of the principal executive offices of the Company is 900 Old Freeport Road, Pittsburgh, Pennsylvania 15238, and its telephone number is (412) 782-6000.
     (b) Securities. The title of the class of equity securities to which this Schedule 14D-9 relates is the common stock, $1.00 par value per share, of the Company (such shares of common stock being the “Shares” and each, a “Share”). As of the close of business on February 16, 2010, there were 9,602,029 Shares issued and outstanding. In addition, 139,000 Shares were subject to issuance pursuant to the exercise of outstanding options.
Item 2. Identity and Background of Filing Person.
     (a) Name and Address. The name, business address and telephone number of the Company, which is both the subject company and the person filing this Schedule 14D-9, are set forth in Item 1(a) above. The Company’s website is www.portecrail.com. The website and the information on or connected to the website are not a part of this Schedule 14D-9, are not incorporated herein by reference and should not be considered a part of this Schedule 14D-9.
     (b) Tender Offer.
     Tender Offer. This Schedule 14D-9 relates to a tender offer (the “Offer”) by Foster Thomas Company (“Purchaser”), a West Virginia corporation and a wholly-owned subsidiary of L. B. Foster Company, a Pennsylvania corporation (“L. B. Foster” or “Parent”), disclosed in a Tender Offer Statement on Schedule TO, dated February 26, 2010 (as amended or supplemented from time to time, and together with the exhibits thereto, the “Schedule TO”), to purchase all of the outstanding Shares at a purchase price of $11.71 per Share, (the “Per Share Price”), without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 26, 2010 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”). The Schedule TO was filed by L. B. Foster and the Purchaser with the Securities and Exchange Commission (the “SEC”) on February 26, 2010. Copies of the Offer to Purchase and Letter of Transmittal are being mailed together with this Schedule 14D-9 and filed as Exhibits (a)(1)(i) and (a)(1)(ii) hereto, respectively, and are incorporated herein by reference.
     The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of February 16, 2010 (together with any amendments and supplements thereto, the “Merger Agreement”), by and among Parent, Purchaser and the Company. The Offer is subject to certain conditions, which are set forth in the Offer to Purchase and the Merger Agreement, and upon the satisfaction of the Minimum Condition.
     The Minimum Condition requires that the number of Shares that have been validly tendered and not properly withdrawn prior to the expiration of the Offer together with the number of Shares (if any) then owned by L. B. Foster or any of its subsidiaries (excluding any Top-Up Shares) represents at least 65% of the sum of (x) the aggregate number of Shares outstanding immediately prior to the acceptance of Shares pursuant to the Offer, plus (y) the aggregate number of Shares issuable upon the exercise of any option, warrant, other right to acquire capital stock of the Company or other security exercisable for or convertible into Shares or other capital stock of the Company, any of which is outstanding immediately prior to the acceptance of Shares stock pursuant to the Offer (the “Fully Diluted Number of Company Shares”).
     The initial expiration date of the Offer was 12:00 midnight on Thursday, March 25, 2010. On March 23, 2010, L.B. Foster extended the expiration date of the Offer until 12:00 midnight on Monday, April 26, 2010. On April 26, 2010, L.B. Foster further extended the expiration date of the Offer until 12:00 midnight on Monday, June 1, 2010. The Offer remains subject to further extension and subsequent offering periods in certain circumstances as permitted by the Merger Agreement and applicable law.
     The foregoing summary of the Offer is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and accompanying Letter of Transmittal.
     According to the Schedule TO, the address of the principal executive offices of Parent and Purchaser is 415 Holiday Drive, Pittsburgh, Pennsylvania 15220 and their telephone number is (412) 928-3417.
     Top-Up Option. Pursuant to the terms of the Merger Agreement, the Company granted to Purchaser an irrevocable option, exercisable upon satisfaction of the Minimum Condition and upon the terms and subject to conditions set forth in the Merger Agreement (the “Top-Up Option”), to purchase at the Per Share Price an aggregate number of Shares (the “Top-Up Shares”) equal to the number of Shares that, when added to the number of Shares owned by Parent and any of its subsidiaries at the time of such exercise, constitutes one share more than 90% of the Fully Diluted Number of Shares (after giving effect to the issuance of the Top-Up Shares). The Top-Up Option may not be exercised for a number of shares which would require the approval of the Company’s shareholders under the West Virginia Business Corporation Act (the “WVBCA”). The aggregate price may be paid to the Company, at the election of Parent, in whole or in part, in either (i) cash or (ii) a promissory note from the Purchaser having a principal amount equal to the balance of the aggregate purchase price for the Top-Up Option. Any such promissory note shall be full recourse against Parent and Purchaser and bear interest at a market rate interest payable in arrears at the end of one year, shall mature on the first anniversary of the date of execution and delivery of such promissory note and may be prepaid, in whole or part, without premium or penalty.

     Merger. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement and in accordance with the relevant provisions of the WVBCA and other applicable law, Purchaser will merge with and into the Company, with the Company being the surviving corporation (the “Merger” and together with the Offer and the other transactions contemplated by the Merger Agreement, the “Contemplated Transactions”), and each Share that is outstanding and that has not been accepted for purchase pursuant to the Offer (other than Shares that are held by the Company, Parent, Purchaser or any of their respective wholly-owned subsidiaries, or Shares that are held by shareholders of the Company, if any, who properly perfect their appraisal rights under the WVBCA) will be cancelled and converted into the right to receive cash in an amount equal to the Per Share Price. Upon the effective time of the Merger (the “Effective Time”), the Company will become a wholly-owned subsidiary of Parent. A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.
Item 3. Past Contacts, Transactions, Negotiations and Agreements.
     Except as set forth or incorporated by reference in this Schedule 14D-9, including in the Information Statement of the Company attached to this Schedule 14D-9 as Annex I hereto, which is incorporated by reference herein (the “Information Statement”), to the knowledge of the Company, as of the date hereof, there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest between the Company or its affiliates and (i) the Company, its Executive Officers, directors or affiliates; or (ii) Parent, Purchaser or their respective executive officers, directors or affiliates. At or immediately prior to the Effective Time of the Merger, the Company will make cash payments to certain officers and a director. These payments are detailed under the “—Summary of Certain Payments and Benefits Relating to the Offer” under this Item 3. The Information Statement is being furnished to the Company’s shareholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated under the Exchange Act, in connection with Purchaser’s right pursuant to the Merger Agreement to designate persons to the board of directors of the Company after such time as Purchaser accepts for payment and pays for any Shares validly tendered and not properly withdrawn pursuant to the Offer (the “Acceptance Time”) and for so long as Parent and its subsidiaries hold at least 65% of the Shares pursuant to the Offer. Any information that is incorporated herein by reference shall be deemed modified or superseded for purposes of this Schedule 14D-9 to the extent that any information contained herein modifies or supersedes such information.
(a)	Agreements, Arrangements or Understandings between the Company or its Affiliates and the Company, its Executive Officers, Directors or Affiliates.
     Richard J. Jarosinski, the Company’s President and Chief Executive Officer, Konstantinos Papazoglou, the Company’s Executive Vice President and Chief Operating Officer, and John N. Pesarsick, the Company’s Chief Financial Officer (collectively, the “Executive Officers”), Gary P. Bale, Managing Director – CI Logistics, and Kirby J. Taylor, a director and the Company’s Corporate Secretary, and other members of the Company’s board of directors may be deemed to have interests in the transactions contemplated by the Merger Agreement that may be different from or in addition to those of the Company’s shareholders generally. These interests may create potential conflicts of interest. Specifically, the payment of a consulting fee to Mr. Taylor is contingent upon the consummation of the Merger. Although the board of directors had delegated to the Compensation Committee all decisions regarding the details of payments to individuals, the board of directors of the Company was aware of these potential interests at the time it was evaluating the Contemplated Transactions, and considered them, among other things, in reaching its decision to approve the Merger Agreement and the Contemplated Transactions and in determining to make the recommendation set forth in this Schedule 14D-9. The Compensation Committee determined the amounts of the payments to individuals (other than Mr. Taylor) at a meeting on February 11, 2010, and the board of directors ratified the Compensation Committee’s determination on February 11, 2010. The Compensation Committee separately determined the amount and contingent nature of Mr. Taylor’s consulting fee at a meeting on February 23, 2010.
     For further information with respect to the arrangements between the Company and its Executive Officers, directors and affiliates described in this Item 3, please also see the Information Statement, including the information under the headings “Current Directors and Executive Officers of Portec—Executive Compensation”; “—Director Compensation”; “—Director Independence”; “—Summary of Certain Payments and Benefits Relating to the Offer”; “—Certain Relationships and Related Transactions”; and “Security Ownership of Certain Beneficial Owners”.
Cash Payable for Outstanding Shares of Common Stock Pursuant to the Offer
     As of February 16, 2010, the directors and Executive Officers of Portec and Mr. Bale beneficially owned, in the aggregate, 2,926,186 Shares, excluding Shares issuable upon exercise of options which are discussed below. If the directors, Executive Officers and Mr. Bale were to validly tender all 2,926,186 of those Shares, and those Shares were accepted for payment and purchased by Purchaser, then the directors and officers would receive an aggregate of $34,265,639 in cash pursuant to tenders into the Offer. The beneficial ownership of Shares is further described in the Information Statement under the headings “Current Directors and Executive Officers of Portec”; “—Executive Compensation—Outstanding Equity Awards at Year End” and “Security Ownership of Certain Beneficial Owners.” The table below sets forth the number of Shares (not including Company Stock Options (as defined below)), held by the directors and Executive Officers of Portec and the amount of cash consideration they will receive for those Shares, assuming that the Effective Time was on February 16, 2010.

	Number of Shares of Common	Cash Consideration for Shares of
Name	Stock Owned	Common Stock Owned
Marshall T. Reynolds	1,033,318	$12,100,154
John S. Cooper	57,000	667,470
Louis J. Akers	5,000	58,550
Philip E. Cline	149,451	1,750,071
Daniel P. Harrington	745,446	8,729,173
A. Michael Perry	—	—
Douglas V. Reynolds	413,646	4,843,795
Neal W. Scaggs	242,246	2,836,701
Phillip Todd Shell	11,000	128,810
Kirby J. Taylor	20,500	240,055
Thomas W. Wright	178,379	2,088,818
Richard J. Jarosinski	17,200	201,412
Konstantinos Papazoglou	50,000	585,500
John N. Pesarsick	3,000	35,130
Gary P. Bale	—	—

Total	2,926,186	$34,265,639

Acceleration of Option Vesting; Treatment of Options
     Pursuant to the Merger Agreement, the Company will terminate the Company Stock Plan effective as of the Effective Time of the Merger. In addition, pursuant to the Merger Agreement, each Company Stock Option outstanding and unexercised as of immediately prior to the Effective Time, whether vested or unvested, shall, at the Effective Time, be cancelled and converted into the right to receive an amount in cash equal to the difference between $11.71 and the exercise price per share of such Company Stock Option (less any applicable withholding taxes). If the exercise price per share of any Company Stock Option equals or exceeds $11.71, the cash amount paid therefor shall be zero.
     As of February 16, 2010, the Executive Officers of Portec and Mr. Bale held, in the aggregate, certain Company Stock Options to purchase 34,250 Shares, including unvested options to purchase 17,200 Shares, of which 250 have an exercise price greater than the Per Share Price and will be cancelled without any compensation in accordance with the Merger Agreement. No options have been granted to the directors of the Company pursuant to the Company Stock Plan. Assuming the Effective Time occurred on February 16, 2010, the Executive Officers (including Mr. Bale) holding Company Stock Options would be entitled to receive $69,530 in the aggregate in exchange for the cancellation of their Company Stock Options. The beneficial ownership of Company Stock Options held by the Executive Officers (including Mr. Bale) is further described in the Information Statement under the headings “Security Ownership of Certain Beneficial Owners and Management”, “Current Directors and Executive Officers of Portec” and “—Executive Compensation—Outstanding Equity Awards at Year End”.
     The table below sets forth information regarding the vested and unvested Company Stock Options held by the Company’s Executive Officers (including Mr. Bale) as of February 16, 2010 that will be cancelled at the Effective Time and converted into the right to receive the difference between the Per Share Price and the exercise price (excluding 250 Company Stock Options held by Mr. Bale, which have an exercise price in excess of the Per Share Price and will be cancelled without payment). In addition, the table sets forth the aggregate value that the holders of such Company Stock Options will be entitled to receive at the Effective Time (assuming the Effective Time occurred on February 16, 2010, and without taking into account any applicable tax withholdings).

	Vested Options			Unvested Options
	Number of	Average		Number of	Average
	Shares	Exercise	Aggregate	Shares	Exercise	Aggregate
	Underlying	Price of	Value From	Underlying	Price of	Value From	Aggregate
	Vested	Vested	Vested	Unvested	Unvested	Unvested	Value From
Name	Options	Options	Options	Options	Options	Options	All Options
Richard J. Jarosinski	5,000	$9.67	$10,240	5,000	$9.67	$10,210	$20,450
Konstantinos Papazoglou	5,000	$9.67	10,240	5,000	$9.67	10,210	20,450
John N. Pesarsick	5,000	$9.67	10,240	5,000	$9.67	10,210	20,450
Gary P. Bale	2,000	$9.67	4,096	2,000	$9.67	4,084	8,180	(1)

Total	17,000		$34,816	17,000		$34,714	$69,530

(1)	Excludes 250 Company Stock Options that have an exercise price in excess of the Per Share Price and, accordingly, will be cancelled without payment.
Summary of Certain Payments and Benefits Relating to the Offer
     In addition to the payment for Shares and Company Stock Options described above, the Company intends to make a payment to the Executive Officers and to Mr. Bale at or immediately prior to the Effective Time in an amount equal to one year’s base salary. The Company also intends to pay to Kirby Taylor a consulting fee as compensation for services performed in assisting the Company’s Chairman of the Board in managing and negotiating the Contemplated Transactions on behalf of the Company (in consultation with, and at the direction of, the Company’s Chairman of the Board), for coordinating due diligence efforts on behalf of the Company and for attending due diligence reviews conducted by L. B. Foster in Canada, the United States and the United Kingdom. The payment to Mr. Taylor is contingent upon the consummation of the Merger. The following table sets forth the amounts of these payments:

Executive	Payment Amount
Richard J. Jarosinski	$210,000
Konstantinos Papazoglou	$210,000
John N. Pesarsick	$137,000
Gary P. Bale	$141,000
Kirby J. Taylor	$350,000
     Information with respect to payments to Mr. Papazoglou is presented in U.S. dollars, and has been converted from Canadian dollars using a foreign exchange rate as of the close of business on February 3, 2010. The amount in Canadian dollars is $223,000. Information with respect to payments to Mr. Bale is presented in U.S. dollars, and has been converted from British pounds sterling using a foreign exchange rate as of the close of business on February 3, 2010. The amount in British pounds sterling is £88,000. The actual value, in U.S. dollars, of the payments to be made to Messrs. Papazoglou and Bale will depend on the exchange rates at the time of payment.
     The table below contains a summary of the value of certain material payments and benefits payable to Portec’s directors and Executive Officers (including Mr. Bale) described in this section under the heading “Arrangements between the Company and its Executive Officers, Directors and Affiliates”. The table includes the value of shares owned assuming the executive officers validly tender all of the Shares held by them, including the aggregate value of Company Stock Options, and the value of the payments to Executive Officers set forth above. All amounts are based on, among other things, each individual’s compensation, stock holdings as of February 16, 2010 and option holdings as of February 16, 2010.

		Cash Payments in		Aggregate
		Connection with	Aggregate	Value from
	Payment for Shares	Contemplated	Value from	Unvested
Name	Owned	Transactions	Vested Options	Options	Total
Marshall T. Reynolds	$12,100,154	—	—	—	$12,100,154
John S. Cooper	667,470	—	—	—	667,470
Louis J. Akers	58,550	—	—	—	58,550
Philip E. Cline	1,750,071	—	—	—	1,750,071
Daniel P. Harrington	8,729,173	—	—	—	8,729,173
A. Michael Perry	—	—	—	—	—
Douglas V. Reynolds	4,843,795	—	—	—	4,843,795
Neal W. Scaggs	2,836,701	—	—	—	2,836,701
Phillip Todd Shell	128,810	—	—	—	128,810
Kirby J. Taylor	240,055	$350,000	—	—	590,055
Thomas W. Wright	2,088,818	—	—	—	2,088,818
Richard J. Jarosinski	201,412	210,000	$10,240	$10,210	431,862
Konstantinos Papazoglou	585,500	210,000 (1)	10,240	10,210	815,950
John N. Pesarsick	35,130	137,000	10,240	10,210	192,580
Gary P. Bale	—	141,000 (2)	4,096	4,084	149,180

(1)	Information with respect to payments to Mr. Papazoglou is presented in U.S. dollars, and has been converted from Canadian dollars using a foreign exchange rate as of the close of business on February 3, 2010. The amount in Canadian dollars is $223,000. The actual value, in U.S. dollars, of the payments to be made to Mr. Papazoglou will depend on the exchange rates at the time of payment.

(2)	Information with respect to payments to Mr. Bale is presented in U.S. dollars, and has been converted from British pounds sterling using a foreign exchange rate as of the close of business on February 3, 2010. The amount in British pounds sterling is £88,000. The actual value, in U.S. dollars, of the payments to be made to Mr. Bale will depend on the exchange rates at the time of payment.
Director and Officer Indemnification and Insurance
     Pursuant to the Merger Agreement, Parent has agreed that for a period of six years after the Effective Time of the Merger, (x) Parent shall cause the Company’s Bylaws to contain the indemnification provisions currently set forth in the Company’s bylaws, and (y) such provisions shall apply to each person who was an officer, director or employee of the Company or any subsidiary prior to the date of the Merger Agreement or who becomes an officer, director, employee or shareholder of the Company prior to the Effective Time (the “Indemnified Persons”). In addition, Parent has absolutely, unconditionally and irrevocably guaranteed and become surety for the full performance by the Company of its obligation to indemnify the Indemnified Persons. Parent has agreed to maintain or cause the Company to maintain, for three years following the Effective Time of the Merger, the current directors’ and officers’ liability insurance policies (or policies that are not materially less favorable than the current policies) with respect to matters occurring at or prior to the Effective Time. Parent has agreed that in the event that it consolidates or merges with any other person and is not the surviving entity or transfers all or substantially all of its assets to any other person, provisions will be made such that the successors and assigns of Parent shall assume Parent’s obligations under the Merger Agreement to provide indemnification clauses in the Company’s bylaws, to guarantee the Company’s indemnification obligations and to provide directors’ and officers’ liability insurance.
Representation on the Board of Directors
     The Merger Agreement provides that once Purchaser has fulfilled the Minimum Condition, has accepted for payment Shares pursuant to the Offer and has delivered funds to the depositary for the Offer to pay for Shares, Parent shall be entitled to designate the number of directors, rounded up to the next whole number, on the Company’s board of directors that equals the product of (i) the total the number of directors of the Company’s board of directors (giving effect to the election of any additional directors by Parent) and (ii) a fraction whose numerator is the aggregate number of Shares then beneficially owned by Parent and Purchaser (including Shares accepted pursuant to the Offer) and whose denominator is the total number of Shares then outstanding. In no event shall Parent’s director nominees constitute less than a majority of the entire board of directors of Company. Portec has agreed to take all commercially reasonable actions necessary to cause Parent’s designees to be elected or appointed to the board of directors, including increasing the number of directors and obtaining resignations of incumbent directors. Subject to applicable requirement of the Nasdaq stock market with respect to the independence of members of audit, nominating and compensation committees of Nasdaq-listed companies, the Company has agreed to use its reasonable best efforts to provide Parent equivalent proportional representation on the committees of the boards of directors of the Company and its subsidiaries.
     Following the election or appointment of Parent’s designees to Portec’s board of directors and until the Effective Time, the approval of a majority of the individuals who were directors of the Company on the date of the Merger Agreement (“Continuing Directors”), or a single Continuing Director if there is only one such Continuing Director, shall be required to authorize the following (and such authorization shall constitute the authorization of the Company’s board of directors and no other action on the part of the Company, including any action by any other director of the Company, shall be required to authorize):
•	any termination of the Merger Agreement by the Company;

•	any amendment of the Merger Agreement requiring action by the Company’s board of directors;

•	any extension of time for performance of any obligation or action under the Merger Agreement by Parent or Purchaser requiring the consent of the Company,

•	any waiver of compliance by the Company of any of the agreements or conditions contained in the Merger Agreement for the benefit of the Company or its shareholders;

•	any required or permitted consent or action by the board of directors of the Company under the Merger Agreement; and

•	any other action of the Company under the Merger Agreement, which in the case of any of the foregoing adversely affects in any material respect the shareholders (other than Parent or Purchaser).
     The foregoing summary concerning representation on the board of directors does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) hereto and is incorporated by reference.
Employee Benefit Matters
     The Merger Agreement provides that, to the extent Parent terminates any benefit plan of the Company, including the benefit plans set forth on the disclosure letter to the Merger Agreement, (i) that the employees of the Company who continue employment with Parent or its subsidiaries shall be enrolled in comparable plans of Parent to the extent that Parent then offers comparable plans to its employees who are employed at similar geographic locations, and (ii) that for purposes of determining eligibility, vesting and benefits under any such Parent plans, Parent will recognize prior service with the Company. The participation of any employees of the Company in any equity based compensation plans of Parent will be determined by Parent in its sole discretion.
     The foregoing summary concerning employee benefit matters does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.
(b)	Agreements, Arrangements or Understandings between the Company or its Affiliates and the Purchaser, its Executive Officers, Directors or Affiliates.
Merger Agreement
     The summary of the material provisions of the Merger Agreement contained in Section 11 of the Offer to Purchase and the description of the conditions of the Offer contained in Section 15 of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference, and to the First Amendment to the Merger Agreement (“Amendment No. 1”), which is filed as Exhibit (e)(5) hereto and is incorporated herein by reference.
     The Merger Agreement is filed as an exhibit to this Schedule 14D-9 and is incorporated herein by reference to provide information regarding its terms. The Merger Agreement contains representations and warranties that the Company, Parent and Purchaser made to (and solely for the benefit of) each other as of specific dates. The assertions embodied in such representations and warranties are qualified by information contained in the disclosure letter that the Company delivered in connection with signing the Merger Agreement. Accordingly, such representations and warranties may not be relied on as characterizations of the actual state of facts or circumstances because they were only made as of the specified dates and are modified in important part by the underlying disclosure letter. Moreover, information concerning the subject matter of such representations and warranties may change after the specified date, which subsequent changes may or may not be fully reflected in the Company’s public disclosures. Shareholders are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the Company, Parent, Purchaser or any of their respective affiliates.
Confidentiality Agreement
     On December 10, 2009, the Company and L. B. Foster entered into a Confidentiality, Non- Disclosure and Exclusive Negotiation Agreement, as amended January 15, 2010 and February 7, 2010 (the “Confidentiality Agreement”). Under the terms of the Confidentiality Agreement, both parties mutually agreed that, subject to certain exceptions, any information regarding themselves and their respective subsidiaries and affiliates furnished to the other party or to its representatives would be used by such receiving party and its respective representatives solely for the purpose of evaluating a possible transaction between L. B. Foster and its affiliates and the Company and would be kept confidential except as provided in the Confidentiality Agreement. Additionally, for a period of one year following the date of the Confidentiality Agreement, each party agreed, subject to certain exceptions, that it would not, directly or indirectly:
(i)	solicit any person or employee whom the party knows or has a reasonable basis to know is an employee of the other party, or

(ii)	solicit for employment or employ any person employed by the other party with whom such party had contact or who became known to such party during Parent’s evaluation of the Company.
     The parties further agreed that, for a period of 12 months from the date of the Confidentiality Agreement, without the Company’s prior written consent, Parent would not:
(a)	propose to the Company or any other person any transaction between Parent and the Company and/or its securities holders or involving any of its securities or securities holders regarding an acquisition, directly or indirectly, of control of the Company or a majority of the Company’s securities, businesses or assets or

(b)	acquire, or assist, advise or encourage any other persons in acquiring, directly or indirectly, control of the Company or substantially all of the Company’s securities, businesses or assets.
     The Confidentiality Agreement further provided the Company would negotiate exclusively with Parent until the earlier of:

(x)	the date, if any, on which parent delivers to the Company a written notice that Parent has terminated its interest regarding a transaction with the Company or

(y)	February 16, 2010.
     The above summary is qualified in its entirety by reference to the Confidentiality Agreement, as amended, which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.
Item 4. The Solicitation or Recommendation.
     On February 11, 2010, the Company’s board of directors unanimously (i) approved and declared it advisable that the Company enter into the Merger Agreement, (ii) determined that the terms of the Offer, the Merger and the other Contemplated Transactions are advisable, and in the best interests of, Portec and its shareholders, and (iii) approved the Merger Agreement, approved the Contemplated Transactions and recommended that Portec’s shareholders accept the Offer and tender their Shares pursuant to the Offer and, if applicable, vote in favor of the approval and adoption of the Merger Agreement. L. B. Foster’s board of directors considered the Merger Agreement on February 15, 2010, and the parties entered into the Merger Agreement on February 16, 2010.
Accordingly, and for the reasons described in more detail below, the board of directors unanimously recommends that the Company’s shareholders accept the Offer and tender their Shares pursuant to the Offer and, if required, adopt the Merger Agreement and approve the Merger.
     A press release, dated February 26, 2010, issued by Portec announcing the Offer, is included as Exhibit (a)(1)(vii) to this Schedule 14D-9, and is incorporated herein by reference. A letter to shareholders of Portec from the Chairman of the Board of Portec is included as Exhibit (a)(2)(i) to this Schedule 14D-9, and is incorporated herein by reference.
(i) Background of the Offer
     The following information was prepared by Portec. Information about L. B. Foster and the Purchaser was provided by L. B. Foster and the Purchaser, and Portec does not assume any responsibility for the accuracy or completeness of such information regarding meetings or discussions in which Portec or its representatives did not participate.
     The Company’s board of directors periodically meets to review its strategic alternatives to enhance the value of its business and to assess the trends and conditions affecting the Company’s business on a short term and long term basis. From time to time, the board of directors has considered, and, in some cases pursued strategic options, including growth through product investments, targeted acquisitions of other businesses, commercial arrangements and the potential sale of the Company. In this regard, following the completion of the Company’s initial public offering in 2004, the Company acquired Salient Systems, Inc. in September 2004, Kelsan

Technologies Corp in November 2004, certain assets of Kaybe Ltd. in January 2006, Coronet Rail Ltd. in April 2006 and the securement product line from Vulcan Chain Corporation in October 2006.
     On November 21, 2008, L.B. Foster sent the Company’s Chairman of the board of directors, Marshall T. Reynolds, an unsolicited indication of interest proposing that L.B. Foster purchase all of the shares of Portec at a price between $4.90 and $6.00 per share. On December 1, 2008, Mr. Reynolds rejected this proposal.
     In June 2009, representatives of L.B. Foster contacted Mr. Reynolds, to inquire as to whether the Company would be interested in combining the Company with L.B. Foster. Mr. Reynolds was noncommittal since the inquiry was general in nature. On August 28, 2009, Mr. Kirby Taylor, at the Chairman’s request, called L.B. Foster’s representative to ask about the nature of L.B. Foster’s interest in the Company. The representative indicated that L.B. Foster was reviewing the Company’s publicly available information and would contact Mr. Taylor once they determined the nature of their interest in the Company. At the September 10, 2009 meeting of the board of directors, Mr. Reynolds advised the board of directors that he had been contacted by L.B. Foster, but informed the board of directors that, at that time, he had been in discussions with L.B. Foster regarding a possible transaction with the Company, but had not received any offer, proposed terms or other information that would justify the consideration of the full board of directors at that time. The minutes from the September 10, 2009 meeting do not reflect the advice provided by Mr. Reynolds to the board of directors. During September through early November the parties had infrequent discussions regarding the Company’s business and facilities. In late October, Mr. Reynolds agreed to allow L.B. Foster representatives to tour the Company’s Huntington, West Virginia facility.
     On November 4, 2009, John Cooper, director and former Chief Executive Officer of the Company and Mr. Taylor met L.B. Foster’s representatives in Huntington, West Virginia and toured the Company’s Huntington, West Virginia facility. Following the tour, L.B. Foster representatives met with Mr. Cooper, Mr. Taylor and Mr. Reynolds. At this time, L.B. Foster’s representatives indicated that they might be interested in acquiring the Company in a transaction valued at $11.00 per share, half of which would be paid in cash, half in L.B. Foster common stock. Following the meeting Mr. Reynolds asked Mr. Taylor to prepare comparisons of L.B. Foster’s and the Company’s respective businesses based upon publicly available information. Mr. Taylor was also asked to review the recently announced transaction between Berkshire Hathaway and Burlington Northern Railroad. Following a review of Mr. Taylor’s analyses by Mr. Reynolds, on November 17th through 19th Mr. Taylor, at Mr. Reynolds’ request, met with Lee Foster, L.B. Foster’s Chairman of the board of directors, Stan Hasselbusch, L.B. Foster’s President and Chief Executive Officer, David Sauder, L.B. Foster’s Vice President of Global Business Development and David Russo, L.B. Foster’s Senior Vice President, Chief Financial Officer and Treasurer to discuss the possibilities of pursuing an acquisition of the Company by L.B. Foster, including the various levels and forms of consideration, the ability of L.B. Foster to fund a possible acquisition and whether the nature of L.B. Foster’s interest in the Company warranted the parties entering into a confidentiality agreement. During these discussions Mr. Taylor and Mr. Reynolds concluded that L.B. Foster could complete an all cash transaction at a level in excess of L.B. Foster’s initial offer of $11.00 per share. After further discussions between Mr. Taylor (in consultation with Mr. Reynolds) and Mr. Sauder, L.B. Foster indicated a willingness to pay $12.125 per share in cash, subject to adjustment following the completion of due diligence.
     At the next regularly scheduled meeting of the board of directors on December 10, 2009, the board of directors reviewed the performance of the Company and its operating divisions for the fourth quarter of 2009 as compared to 2008. It was noted that the anticipated results for the fourth quarter of 2009 in most instances provided for lower sales and income as a result of reduced traffic and economic activity in the current recessionary environment. The board of directors then went into executive session, at which time Mr. Reynolds reviewed with the board of directors the discussions which had occurred to date between, on the one-hand Mr. Reynolds and Mr. Taylor and, on the other hand L.B. Foster regarding a possible sale of the Company to L.B. Foster. Mr. Taylor apprised the board of the nature of L.B. Foster’s business, its cash position and ability to complete a cash transaction and the fact that L.B. Foster could provide either a cash/stock or all cash offer. After a discussion of these matters, Mr. Reynolds asked the board to consider authorizing the Company to enter into a Confidentiality, Non-Disclosure and Exclusivity Agreement (“CND&E Agreement”) with L.B. Foster to permit L.B. Foster to conduct in-depth due diligence of the Company. Under the CND&E Agreement, L.B. Foster agreed that before it would be permitted to conduct detailed due diligence on the Company, it would have to complete its due diligence of the on-going litigation and potential liabilities associated with the Company’s former Troy, New York properties and upon completion of its review if L.B. Foster wished to proceed with due diligence of the entire Company, L.B. Foster would have to agree in writing that it would not include in any definitive agreement any condition precedent to closing or right to terminate an agreement in connection with any matters associated with the former Troy, New York properties. While management and the board of directors believe that the ongoing litigation associated with the former Troy, New York properties is without merit, they believed that a review of the matters associated with the former Troy, New York properties should precede a more complete due diligence review of the Company by L.B. Foster. The CND&E Agreement also gave L.B. Foster the right to negotiate exclusively with the Company until January 31, 2010. At the December 10, 2009 meeting, the board of directors indicated that if L.B. Foster chose to continue its due diligence review following its review of the environmental matters associated with the former Troy, New York properties, the Company should retain Chaffe & Associates, Inc. for the purpose of rendering an opinion as to the fairness of the consideration to be paid to shareholders in a possible acquisition.
     Following a discussion of the terms of the CND&E Agreement, the Company’s board of directors authorized Mr. Reynolds to enter into the CND&E Agreement. L.B. Foster conducted its due diligence review of the issues associated with the Troy, New York properties from December 11, 2009 through January 7, 2010. After completion of its due diligence, Mr. Taylor, in consultation with, and at the direction of, Mr. Reynolds, held discussions with David Sauder and other representatives of L.B. Foster for the purpose of quantifying the potential costs associated with on-going litigation and potential exposure from the Troy, New York properties. L.B. Foster’s on-going estimated costs from the Troy, New York properties were between $7.85 million and $10.35 million. In addition, L.B. Foster sought to quantify the costs associated with another environmental matter in the amount of $1.0 million, which would represent a total adjustment in the purchase price of between $8.85 million and $11.35 million, or $0.92 to $1.18, per share. Following lengthy discussions, the parties agreed that any adjustment to the per share price, should the parties decide to proceed with a transaction, would be $0.35 per share, provided that L.B. Foster would assume full responsibility for any liability associated with the former Troy, New York properties that could ultimately be found against the Company. On January 12, 2010, L.B. Foster provided the written assurances required under the CND&E Agreement as it related to the Troy, New York properties.
     From January 14, 2010 through February 4, 2010, L.B. Foster conducted extensive due diligence of the Company’s operations in the United States, Canada and the United Kingdom. Mr. Taylor accompanied L.B. Foster personnel as they conducted due diligence throughout the Company’s operations in the United States, Canada and the United Kingdom. Messrs. Jarosinski, the Company’s President and Chief Executive Officer and Papazoglou, the Chief Operating Officer also assisted significantly in the due diligence process by meeting with L.B. Foster representatives at the Company’s various facilities. During this period, the parties continued to negotiate the amount of consideration that L.B. Foster was willing to pay. Concurrent with the parties’ conduct of due diligence, counsel for the Company (with assistance from Mr. Taylor) and counsel for L.B. Foster negotiated the terms of the Merger Agreement. At the completion of due diligence, L.B. Foster finalized its offer to the Company at a price of $11.71 per share in cash.
     On February 5, 2010, the board of directors of the Company met for the purpose of reviewing in detail the status of the negotiations between the Company and L.B. Foster and to report on progress made in negotiating a definitive agreement. The board of directors also discussed the Company’s ability to achieve the goals set forth in the Company’s budget and expectations for 2010. At that time, the board of directors also had presentations from environmental counsel relating to the possible impact and costs the on-going litigation and other possible liabilities associated with the Company’s former Troy, New York properties might have on the Company, and the impact these environmental issues had in discussions with L.B. Foster. The board of directors also heard from counsel regarding the process of obtaining Department of Justice approval of a transaction with L.B. Foster under the Hart-Scott-Rodino Act. Following the presentations, the Company’s executive officers made a presentation of the Company’s operations, including a review of the Company’s 2010 budget, its 2011-2012 projections and an analysis of anticipated activity by railroads that would affect the demand for Portec products. Following a question and answer session, in which the board of directors asked each of the presenters questions they deemed relevant, the board of directors agreed to proceed with the negotiation of a definitive agreement and to convene on February 11, 2010.
     On February 11, 2010, the board of directors of the Company reviewed the negotiated definitive “Merger Agreement” with counsel. In attendance at this meeting were all of the members of the board of directors, senior management of the Company and representatives of Chaffe & Associates, Inc., who were in attendance to provide their oral opinion as to the fairness, from a financial point of view, of the Per Share Price to be offered by L.B. Foster to shareholders of the Company. Following a detailed review of the Merger Agreement, the board of directors requested that Chaffe & Associates deliver its fairness opinion regarding the proposed transaction. Chaffe & Associates delivered an oral opinion to the board of directors, which was subsequently confirmed by delivery of the opinion in writing, that as of such date and based upon and subject to the factors, assumptions, qualifications and limitations set forth therein, that the Per Share Price to be received by the holders of Company common stock in the Contemplated Transactions is fair, from a financial point of view, to such holders. Following Chaffe & Associates’ presentation, the Company’s Chief Executive Officer discussed the Company’s operations and forecasts over the near and medium term. Following a question and answer session and further discussion, the board of directors unanimously determined that the Merger Agreement terms were in the best interests of shareholders and approved the Merger Agreement and the transactions associated with the Merger Agreement and resolved to recommend that the Company’s shareholders tender their shares in the Offer.
     On February 11, 2010, a representative of Portec informed L.B. Foster that the board of directors of Portec had approved the Merger Agreement, the Contemplated Transactions and the Tender and Voting Agreement. On February 15, 2010, the board of directors of L.B. Foster met to review and consider the Merger Agreement and the Contemplated Transactions. After discussing the Contemplated Transactions with senior management and L.B. Foster’s outside advisors, the board of directors of L.B. Foster authorized and approved the Merger Agreement and the Contemplated Transactions.
     In early 2010, Ameridan Resources, LLC, a financial advisory firm based in Pittsburgh, Pennsylvania (“Ameridan”), approached Mr. Reynolds to discuss the feasibility of a possible sale of all of the Shares for $12.00 per Share to an undisclosed third party (the “Ameridan Inquiry”). Mr. Reynolds determined that, because of time delays and costs associated with negotiating a second transaction, the status of the current Merger Agreement with Foster, and the potential reduction in price based upon a possible acquirer’s due diligence review, he would not consider an offer for less than $13.00 per Share to be in the best interests of the shareholders. Ameridan responded by stating that $13.00 per Share was not a feasible price. Ameridan did not make any further inquiry or submit an offer. At this point, Mr. Reynolds concluded that there was nothing further to discuss with Ameridan.
     On April 21, 2010, the Court of Common Pleas of Allegheny County, Pennsylvania (the “Court”) entered an order in the matter captioned In re Portec Rail Products, Inc. Shareholders Litigation preliminarily enjoining Foster from completing the Offer until the Court determines that the Board of Directors of Portec has cured the breach of fiduciary duties as found by the Court and disclosed certain material information. A copy of the order is filed as Exhibit (a)(5)(F) to Schedule 14D-9/A filed with the SEC on April 22, 2010, and is incorporated herein by reference. The foregoing summary is qualified in its entirety by reference to Exhibit (a)(5)(F). See “Item 8 – Additional Information – Recent Developments Related to Certain Shareholder Litigation – Shareholder Litigation” for additional information regarding these claims.
     On April 28, 2010, following the Court’s entry of the preliminary injunction, Mr. Reynolds discussed the Ameridan Inquiry with the board of directors. After a thorough discussion of the matter, the board of directors determined that it was in the best interest of the

Company and its shareholders not to consider initiating further discussions with Ameridan and to reaffirm its recommendation of Foster’s Offer. The minutes of the April 28, 2010 meeting of the board of directors reflect that the reasons for this determination were:
•	the Ameridan Inquiry was an oral indication of interest;

•	the Ameridan Inquiry was relayed without the benefit of complete due diligence review of Portec’s operations and financial condition by Ameridan;

•	a transaction resulting from the Ameridan Inquiry likely would be contingent upon completion of due diligence review and financing, whereas the Foster offer was fully negotiated and agreed upon, subject only to customary closing conditions and possibly approval of Portec’s shareholders;

•	Ameridan’s website indicates that Ameridan is a financial advisory firm specializing in arranging and facilitating transactions;

•	a review of Schedules 13D and 13G filed with the SEC did not indicate that Ameridan has a history of acquiring large or controlling stakes in any companies, public or private;

•	Ameridan’s website indicates that it has expertise in a number of industries, including “manufacturing,” but does not indicate that it has specialized expertise in the railroad products industry;

•	Ameridan’s website refers to its “solid track record of helping leading [sic] privately held companies initiate, structure and complete business sale transactions,” and does not profess to have any expertise in the particularities of providing services with respect to acquisitions of publicly held companies;

•	Portec would be obligated, pursuant to the terms of the Merger Agreement, to pay a termination fee of $3,373,000; and

•	under the terms of the Merger Agreement, the Company may not engage in discussions with a third party unless the board of directors determines in good faith that an unsolicited proposal submitted by such third party would reasonably be expected to constitute a bona fide written proposal to acquire all of the Company’s stock or assets on terms that are more favorable from a financial point of view to the shareholders.
     In addition, at the meeting of the board of directors on April 28, 2010, the directors discussed the Company’s policy that any information regarding a potential transaction involving the Company must be brought to the attention of the board of directors by the recipient as soon as possible. The board of directors resolved that this policy remains applicable regardless of the outstanding offer from Foster. Accordingly, any information that a member of the board of directors or management receives in the future regarding a potential transaction involving the Company will be disclosed to and reviewed by the board of directors as soon as possible.
     On May 7, 2010, the board of directors of the Company reviewed the First Amendment to the Merger Agreement (“Amendment No. 1”) with counsel and approved Amendment No. 1. The parties entered into Amendment No. 1 on May 13, 2010. Amendment No. 1 extends the Drop Dead Date for the Offer from June 15, 2010 until August 31, 2010. In addition, pursuant to

Amendment No. 1, Foster irrevocably and unconditionally waives certain provisions that restrict Portec from engaging in discussions with third parties regarding potential transactions solely for the limited purpose of allowing Portec or its representatives to contact Ameridan in response to the Ameridan Inquiry.
     On May 14, 2010, representatives of the Company contacted Ameridan. A representative of Ameridan confirmed that Ameridan was aware of Amendment No. 1 and that neither Ameridan nor any of its clients was currently making an offer to purchase all or substantially all of the outstanding common stock of the Company.
     On May 18, 2010, the board of directors of the Company was informed of the discussions with Ameridan. Because the Company had not received an offer that the board of directors could evaluate and conclude was more favorable to the shareholders, the board of directors reaffirmed its determination of April 28, 2010.
(ii) Reasons for Recommendation
     In evaluating the Merger Agreement and the Contemplated Transactions, the board of directors consulted with Portec’s senior management, Luse Gorman Pomerenk & Schick, P.C. and Chaffe & Associates, Inc. (“Chaffe”) in the course of reaching its determination to approve the Merger Agreement, the Offer, the Merger and the Contemplated Transactions and to recommend that Portec’s shareholders accept the Offer and tender their shares of Common Stock pursuant to the Offer and, if required, adopt the Merger Agreement and approve the Merger. The board of directors considered a number of factors, including the following material factors and benefits of the Offer and Merger, each of which the board of directors believed supported its recommendation:
•	Portec’s Business and Financial Condition and Prospects. The board of directors’ familiarity with the business, operations, prospects, business strategy, properties, assets and financial condition of Portec, and the certainty of realizing in cash a significant value for Shares in the Offer compared to the risk and uncertainty associated with the continued operation of Portec’s business (including the risk factors set forth in Portec’s Annual Report on Form 10-K for the year ended December 31, 2008 and Quarterly Reports on Form 10-Q for the quarters ended March 31, 2009, June 30, 2009 and September 30, 2009) in a volatile and unpredictable financial environment.

•	Review of Strategic Alternatives. The board of directors’ belief, after a review of Portec’s long-term earnings prospects, the costs to conduct its business as an independent company and the level of intangible assets and goodwill that Portec carried on its balance sheet, and discussions with Portec’s management, that the value offered to shareholders in the Offer and the Merger was more favorable to the shareholders of Portec than the value that might have resulted from remaining an independent company, taking into account the potential benefits, risks and uncertainties associated with those opportunities.

•	Risks of Remaining Independent. The board of directors’ assessment, after discussions with Portec’s management and advisors, of the ongoing risks associated with remaining an independent company, including risks relating to the challenges facing the United States, Canadian and United Kingdom economies, the uncertain economic outlook in the markets in which the Company sells its products, and the unprecedented volatility of the credit and equity capital markets in the past year.

•	Portec’s Environmental Liabilities. The board of directors considered the uncertainty associated with potential liabilities that may arise from Portec’s prior ownership and operation of the properties located in Troy, New York.

•	Negotiations with L. B. Foster. The board of directors considered the course of negotiations with L. B. Foster, which resulted in an increase in the Per Share Price offered by L. B. Foster from $11.00 per share to $11.71 per share and the board of directors’ belief that this was the highest price that L. B. Foster would be willing to pay for the shares.

•	Premium to Stock Price. The 11.71 Per Share Price represented an 8.03% premium over the closing price of $10.84 for the shares of common stock on February 10, 2010, as well as the premiums of the Per Share Price relative to the trading prices for the Shares over the various measurement periods and dates identified below in this Item 4 under the caption “Opinion of Chaffe & Associates, Inc.”

•	Financial Advisor’s Fairness Opinion and Related Analyses. The oral opinion of Chaffe delivered on February 11, 2010, and subsequently confirmed by its written opinion also dated February 11, 2010 to the board of directors, to the effect that, as of that date and subject to the various factors, assumptions, qualifications and limitations to be set forth in its written opinion, the $11.71 per share in cash to be received by the holders of the Shares in the Contemplated Transactions were fair, from a financial point of view, to such holders, along with its respective related financial analyses presented to the board of directors by Chaffe. Portec’s shareholders are urged to read this written opinion in its entirety attached as Annex II to this Schedule 14D-9, and the discussions of this opinion below in this Item 4 under the caption “Opinion of Chaffe & Associates, Inc.”

•	Identity of the Purchaser. The board of directors considered the fact that L. B. Foster has the financial capability to complete the Contemplated Transactions without a financing contingency.

•	Likelihood of Completion Based Upon Financial Issues. The belief of the board of directors that the Offer and the Merger likely will be completed, based on, among other things, the absence of a financing condition and L. B. Foster’s representation that it has sufficient financial resources to pay the aggregate Per Share Price and consummate the Offer and the Merger without a financing contingency.

•	Structure Allows for Prompt Payment to Shareholders. The fact that the transaction is structured as a tender offer with a Top-Up Option followed by a second-step Merger. The tender offer can be completed, and the Per Share Price can be delivered to Portec’s shareholders, on a prompt basis, reducing the period of uncertainty during the pendency of the transaction for shareholders and employees. Shareholders who do not tender their Shares in the Offer will receive in the second-step Merger the same Per Share Price as paid in the Offer. Because of the Top-Up Option, the Merger is likely to be effected under the “short-form” merger provisions of the WVBCA, and, as a result, shareholders who do not tender their Shares in the Offer will receive the Per Share Price without the delays associated with mergers that must be approved by shareholders.

•	Extension of Offer. The fact that, subject to certain rights to terminate, L. B. Foster will be required to extend the Offer, at Portec’s request, up to ten business days beyond the initial expiration date of the Offer if the conditions to the completion of the Offer have not been satisfied or waived.

•	Cash Consideration. The consideration paid to holders of Shares in the Offer and Merger is cash, which will provide certainty of value and liquidity to Portec’s shareholders.

•	Terms of the Merger Agreement. The terms of the Merger Agreement, including the ability of Portec under certain circumstances specified in the Merger Agreement and prior to completion of the Offer, to furnish information to and engage in discussions or negotiations with a third party that makes an unsolicited bona fide written proposal for an acquisition transaction.

•	Ability to Withdraw or Change Recommendation. The board of directors’ ability under the Merger Agreement to withdraw or modify its recommendation in favor of the Offer and the Merger under certain circumstances, including its ability to terminate the Merger Agreement in connection with an unsolicited Company Superior Proposal (as defined in the Merger Agreement), subject to payment of a termination fee of $3,373,000, which is approximately 3% of the total transaction value, and which the board of directors believed to be reasonable and not so onerous as to deter a third party from making a Company Superior Proposal (as defined in the Merger Agreement).

•	Right to Terminate the Merger Agreement in Certain Circumstances. The Company’s right to terminate the Merger Agreement to accept an unsolicited Company Superior Proposal (as defined in the Merger Agreement), subject to the payment of a termination fee, prior to the purchase of the Shares in the Offer.

•	Right to Receive Termination Fee. The right of Portec to receive a fee of $3,373,000 in the event that Parent or Purchaser fails to pay for the Shares pursuant to the Offer in breach of the Merger Agreement.

•	Specific Performance. Portec’s right under the Merger Agreement to seek any court of the United States located in the Western District of the Commonwealth of Pennsylvania to specifically enforce the terms of the Merger Agreement, including the consummation of the Merger.

•	Reasonableness of Termination Fee. The termination fee payable by Portec to L. B. Foster in the event of certain termination events under the Merger Agreement and the board of directors’ determination, after consultation with Chaffe, that the termination fee is within the customary range of termination fees for transactions of this type.

•	Availability of Appraisal Rights. The availability of statutory appraisal rights to Portec’s shareholders who do not tender their Shares in the Offer and who otherwise comply with all the required procedures under the WVBCA, which allows such shareholders to seek appraisal of the fair value of their shares of Common Stock as determined by the state courts of West Virginia.
     The board of directors also considered a variety of uncertainties and risks in its deliberations concerning the Merger Agreement and the Contemplated Transactions, including the Offer and the Merger, including the following:
•	No Solicitation of Other Parties or Competing Bids. The board of directors considered the results of the strategic review process conducted by Portec. The board of directors considered that, during this strategic process, Chaffe did not solicit third party interest in a possible transaction with Portec from, or provide financial, operation or other information to any potential strategic acquirers other than L. B. Foster. The board of directors did not consider whether parties other than L. B. Foster would be willing or able to enter into a transaction with Portec that would provide value to Portec’s shareholders superior to the Per Share Price. Over the past several years, Mr. Reynolds engaged from time to time in discussions with four investment banks regarding a potential sale of Portec. These conversations did not indicate to Mr. Reynolds that there were legitimate potential purchasers who would be able to submit an offer that would result in a transaction that was fair and reasonable to Portec’s shareholders. The current offer from Foster was an unexpected event during a time when the board of directors was not actively seeking to sell Portec, and Portec did not engage in marketing efforts with respect to other potential purchasers after receiving Foster’s offer. In addition, the board of directors discussed the limited number of companies operating in Portec’s industry with the financial capability of acquiring Portec.

•	No Shareholder Participation in Future Growth or Earnings. The nature of the transaction as a cash transaction will prevent shareholders from being able to participate in any future earnings or growth of Portec or of L. B. Foster or its affiliates, and shareholders will not benefit from any potential future appreciation in the value of the shares of Common Stock, including any value that could be achieved if Portec engages in future strategic or other transactions or as a result of the improvements to Portec’s operations.

•	Taxable Consideration. The gains from the Contemplated Transactions will be taxable to Portec shareholders for federal income tax purposes.

•	Effect of Public Announcement. The effect of a public announcement of the Merger Agreement on Portec’s operations, stock price, customers and employees and its ability to attract and retain key personnel.

•	Effect of Failure to Complete Transactions. If the Offer and the Merger and other Contemplated Transactions are not consummated, the trading price of the Common Stock could be adversely affected, Portec will have incurred significant transaction and opportunity costs attempting to consummate the Contemplated Transactions, Portec’s business may be subject to disruption, Portec may lose customers or key employees, the market’s perceptions of Portec’s prospects could be adversely affected and Portec’s directors, officers and other employees will have expended considerable time and effort to consummate the Contemplated Transactions.

•	Interim Restrictions on Business. The restrictions in the Merger Agreement on the conduct of Portec’s business prior to the consummation of the Merger, requiring Portec to operate its business in the ordinary course and subject to other restrictions, other than with the consent of L. B. Foster, may delay or prevent Portec from undertaking business opportunities that could arise prior to the consummation of the Offer or the Merger.

•	Restrictions on Soliciting Proposals; Termination Fee. The restrictions in the Merger Agreement on the active solicitation of competing proposals and the requirement, under the Merger Agreement, that Portec pay a termination fee of $3,373,000 if the Merger Agreement is terminated in certain circumstances, which fee may deter third parties from making a competing offer for Portec prior to the consummation of the Offer and could impact Portec’s ability to engage in another transaction for up to 6 months if the Merger Agreement is terminated in certain circumstances.

•	Likelihood of Completion Based Upon Regulatory Issues. The board of directors’ understanding of the risks involved in having the Merger receive non-objection from the U.S. Department of Justice in connection with its review under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

•	Potential Conflicts of Interest. The Executive Officers of Portec may have interests in the Contemplated Transactions, including the Offer and the Merger, that are different from, or in addition to, those of Portec’s shareholders. See “Item 3, Past Contacts, Transactions, Negotiations and Agreements.”
     The foregoing discussion of information and factors considered by the board of directors is not intended to be exhaustive. In light of the variety of factors considered in connection with its evaluation of the Merger Agreement and the Contemplated Transactions, the board of directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. Rather, the board of directors viewed its determinations and recommendations as being based on the totality of information and factors presented to and considered by the board of directors. Moreover, each member of the board of directors applied his or her own personal business judgment to the process and may have given different weight to different factors.
(iii) Intent to Tender
     To the Company’s knowledge after reasonable inquiry, all of the Executive Officers and directors currently intend to tender or cause to be tendered and have agreed to tender pursuant to the Offer all Shares, held of record or beneficially owned by such persons immediately prior to the expiration of the Offer, as it may be extended and, if necessary, to vote such Shares in favor of the adoption of the Merger Agreement and approval of the Merger. No subsidiary of the Company owns Shares.
     As an inducement and a condition to Parent’s and Purchaser’s willingness to enter into the Merger Agreement and incurring the obligations set forth therein, each of the Company’s directors and executive officers has entered into a Tender and Voting Agreement with Parent and Purchaser. A form of the Tender and Voting Agreement is filed as Exhibit (e)(3) hereto and is incorporated herein by reference. Pursuant to the Tender and Voting Agreement, each individual has agreed:
(i)	to cause to be tendered pursuant to the Offer all Shares, held of record or beneficially owned by such persons immediately prior to the expiration of the Offer;

(ii)	not to dispose of their Shares or Company Stock Options without the prior written approval of Parent;

(iii)	if necessary, to vote such Shares in favor of the adoption of the Merger Agreement and approval of the Merger;

(iv)	not to exercise appraisal rights with respect to the Merger; and

(v)	not, in his or her capacity as a shareholder of the Company, directly or indirectly, to take any action with respect to any “Alternative Transaction Proposal” that the Company is prohibited from taking, as described below under Item 7.(c), “Purposes of the Transaction and Plans or Proposals.— No Solicitation Provisions.” However, in the event the Company takes permissible action with respect to any Alternative Transaction Proposal, the individual will be entitled to participate in all actions that the Company is or would be entitled to take under the Merger Agreement so long as such actions are taken in compliance with the terms of the Merger Agreement, as described below under Item 7(c), “Purposes of the Transaction and Plans or Proposals— No Solicitation Provisions.” With respect to directors, such individuals will be entitled to take such actions as are necessary to fulfill their fiduciary duties as directors under the WVBCA.
(iv) Opinion of Chaffe & Associates, Inc.
     Pursuant to an engagement letter dated January 28, 2010 (the “Chaffe Engagement Letter”), the Company retained Chaffe to provide a fairness opinion in connection with a possible transaction. At the meeting of the board of directors of the Company on February 11, 2010, Chaffe rendered its oral opinion, subsequently confirmed in writing, to the board of directors to the effect that, as of such date, and based upon and subject to the factors, assumptions, qualifications and limitations set forth in Chaffe’s written opinion and such other matters as it considered relevant, the Per Share Price to be received by the holders of the Shares in the Contemplated Transactions was fair, from a financial point of view, to such holders.
     Although subsequent developments may affect the opinion delivered by Chaffe, Chaffe does not have any obligation to update, revise or reaffirm its opinion after the date of the opinion. The Company’s obligation to consummate the Merger is not conditioned upon such an update, and the Company presently does not intend to obtain an update of the opinion of Chaffe.
     The full text of the written opinion of Chaffe, dated February 11, 2010, which sets forth the assumptions made, matters considered and limitations on the review undertaken by Chaffe in rendering its opinion, is attached as Annex II hereto. The opinion sets forth, among other things, the assumptions made, procedures followed, factors considered and qualifications and limitations on the scope of the review undertaken in connection with the Chaffe opinion. The Company encourages you to read the opinion carefully in its entirety. Chaffe’s written opinion was addressed to the board of directors of the Company, and was directed only to the fairness, from a financial point of view, of the Per Share Price. The opinion does not address any other aspect of the Merger Agreement or the Contemplated Transactions. Chaffe’s opinion does not constitute a recommendation to any Company shareholder as to whether such shareholder should tender his or her shares in the Offer or how such shareholder should vote with respect to the Merger or any other matter. Chaffe’s opinion was only one of many factors considered by the board of directors in its evaluation of the Merger and should not be viewed as determinative of the views of the board of directors with respect to the Merger or the Per Share Price. The terms of the Merger, including the Per Share Price, were determined through arm’s length negotiations between the Company and L. B. Foster, and the decision to approve and recommend the Contemplated Transactions was made independently by the board of directors. Although Chaffe evaluated the Per Share Price, Chaffe was not asked to and did not recommend any specific amount of consideration to the board of directors of the Company, or that any specific amount of consideration constituted the only appropriate consideration for the Merger. The issuance of Chaffe’s opinion has been approved by a fairness opinion committee of Chaffe. The summary of the opinion of Chaffe set forth herein is qualified in its entirety by reference to the full text of the written opinion.

     In arriving at its opinion, Chaffe, among other things:
(i)	Reviewed the draft dated February 9, 2010 of the Merger Agreement and certain other draft documents related to the Offer;

(ii)	Reviewed certain publicly-available financial statements and other business and financial information of the Company;

(iii)	Reviewed the Company’s internal financial statement for the year ended December 31, 2009, along with certain non-public, internal financial and operating information related to the Company prepared by Portec senior management, which Chaffe believed to be relevant to its inquiry;

(iv)	Reviewed the Company’s internal financial projections for years 2010 – 2012, as prepared by Portec senior management, including both “probable case” and “best case” scenarios;

(v)	Interviewed and discussed the past and current operations, financial condition and prospects of the Company with members of the Company’s senior management and board of directors;

(vi)	Reviewed historical reported prices and trading activity for the Company’s common stock;

(vii)	Compared the financial performance of the Company and the prices of the Company’s common stock with those for certain publicly-traded companies and their securities that Chaffe considered to be generally comparable;

(viii)	Reviewed the financial terms, to the extent publicly available, of certain comparable business combinations which Chaffe deemed relevant; and

(ix)	Performed such other analyses and examinations, and considered such other financial, economic and market criteria as Chaffe deemed appropriate to its opinion.
     Chaffe has further relied upon the assurances of the Company’s senior management that they are not aware of any facts that would render the above information inaccurate, incomplete or misleading.
     Chaffe has not assumed responsibility for independent verification of, and has not independently verified, any information considered in connection with rendering its opinion, whether publicly available or furnished or otherwise made available to it, concerning the Company, including without limitation, any financial information. For purposes of its opinion, Chaffe has, with the permission of the board of directors, assumed and relied upon the accuracy, completeness, and fair presentation of all such information reviewed by it. Chaffe has not conducted a physical inspection of the properties or assets of the Company and has not made an independent evaluation or appraisal of the value of the Company’s assets or liabilities (contingent or otherwise), but, with Portec’s consent, has relied on valuations and appraisals provided to it. Chaffe neither conducts nor provides environmental assessments and has not performed one for the Company’s properties. Chaffe has been provided information by the Company and its advisors about certain potential environmental liabilities relating to Portec, which the Company has quantified. Chaffe relied on the Company’s analysis, and to the extent determined by such analysis, took such liabilities into account in rendering its opinion.

Furthermore, Chaffe’s opinion does not address, and Chaffe accepts no responsibility or liability for, any legal, regulatory, taxation or accounting matters, as to which Chaffe understands that the Company has obtained such advice as it deemed necessary from qualified professionals. Chaffe’s opinion is necessarily based upon financial, economic, market and other conditions as they existed and could be evaluated as of February 11, 2010.
     With respect to the Company’s financial projections, Chaffe has assumed, with the consent of the Company’s board of directors, that they are reasonably prepared on bases reflecting the Company senior management’s best currently available estimates of future financial performance, and that they are a reasonable basis upon which to evaluate the business and financial prospects of the Company for purposes of its analysis and opinion. Chaffe expresses no view with respect to such forecasts or the assumptions on which they were based.
     In rendering its opinion, Chaffe assumed, with the Company’s consent, that, in all respects material to its analysis, the Contemplated Transactions will be consummated in accordance with the terms described in the draft Merger Agreement and related documents it examined, without any material waiver, modification or amendment of any terms, condition or agreement. Chaffe also assumed that all governmental, regulatory, or other consents and approvals necessary for the consummation of the Merger will be obtained without any material adverse effect on the Company or the Merger.
     Chaffe expresses no view or opinion as to (1) the relative merits of the Contemplated Transactions in comparison to other transactions available to the Company and its shareholders, or (2) the underlying business decision of the board of directors of the Company to recommend the Offer and the Merger to the Company’s shareholders, or the Company’s decision to proceed with or effect the Merger. Chaffe expresses no opinion with respect to the amount or nature of any compensation to any officer, director, or employee of the Company, or with respect to the fairness of such compensation.
     The opinion is provided solely for the benefit and use of the board of directors of the Company, in their capacity as directors of the Company, in connection with and for the purposes of their consideration of the Contemplated Transactions.
Financial Analyses of Chaffe
     The following is a summary of the material analyses used by Chaffe in connection with its presentation to the board of directors of the Company on February 11, 2010, and the preparation of its opinion delivered to the board of directors. The following summary, however, does not purport to be a complete description of the analyses performed by Chaffe, nor does the order of presentation of the analyses described represent relative importance or weight given to those analyses by Chaffe. Some of the summaries of the analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Chaffe’s analyses. Considering the data set forth in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by Chaffe. Except as otherwise noted, the following quantitative information is based on market data as it existed on or before February 8, 2010. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of analysis and the application of these methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to summary description. Each of the analyses conducted by Chaffe was carried out in order to provide a different perspective on the transactions contemplated by the Merger Agreement and add to the total mix of information supporting the opinion. Chaffe did not form a conclusion as to whether any individual analysis, considered in isolation, supported or failed to support its opinion. Rather, in reaching its conclusions and delivering its opinion, Chaffe considered the results of the analyses in light of each other and did not place particular reliance or weight on any individual analysis, but instead concluded that its analyses, taken as a whole, supported its determination. Accordingly, notwithstanding the separate factors summarized above, Chaffe believes that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all analyses and factors, could create an incomplete or misleading view of the evaluation process underlying its opinion. In performing its analyses, Chaffe made numerous assumptions with respect to industry performance, business and economic conditions and other matters. The analyses performed by Chaffe are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses.
     The Company provided Chaffe its internal financial projections for years 2010 – 2012, as prepared by Company senior management, including both “probable case” and “best case” scenarios. According to the Company, these projections were based on numerous variables and assumptions that are inherently uncertain and that may be beyond the control of the Company, including, without limitation, factors related to general economic and competitive conditions. Accordingly, actual results could vary significantly from those set forth in such projections. The Company does not publicly disclose internal management projections of the type provided to Chaffe in connection with Chaffe’s analysis of the Contemplated Transactions, and such projections were not prepared with a view toward public disclosure. Members of the board of directors and management indicated that the “probable case” scenario was the more reliable forecast. Therefore, Chaffe relied upon the “probable case” scenario in its analysis of the Company.
     Chaffe noted that the Company had current cash reserves that appear to be in excess of the Company’s normal working capital requirements, given the Company management’s expectations of future operations as indicated by the Company’s “probable case” financial projections. This excess cash, (herein referred to as “Excess Cash”) was estimated at $5 million or approximately $0.52 per share. Chaffe considered Excess Cash to be a non-operating asset, to be added to the equity value found for the operating company in order to determine the value of the Company, where appropriate. Chaffe has also been provided information by the Company about certain potential environmental liabilities (herein referred to as “Potential Environmental Liabilities”), which the Company has quantified at $0.35 per share. Chaffe has relied on management’s analysis and reduced the Company’s equity value to account for these potential liabilities, where appropriate.

     In performing its analysis of the Company, Chaffe used the following methodologies: historical stock price analysis, comparable company trading analysis, precedent transaction analysis, discounted cash flow analysis, and premium analysis. Each of these analyses was used to generate a reference for the equity value of the Company’s operations. These valuation indications were then adjusted for the value of Excess Cash and Potential Environmental Liabilities, in order to derive a value for the Company. The valuation methodologies that Chaffe presented to the Company’s board of directors are described below.
     Historical Stock Price Analysis. Using publicly available trading data, Chaffe reviewed historical trading prices and volumes for the Common Stock and compared such trading prices to the proposed Per Share Price. Chaffe analyzed the closing price for the Common Stock for various dates prior to and including February 8, 2010, which was three business days prior to Chaffe’s presentation to the board of directors. Chaffe also analyzed the volume-weighted average price (herein referred to in all tables as “VWAP”) for various periods prior to, and including February 8, 2010. VWAP in comparison to a stock’s closing price is considered to be a more comprehensive measure and less open to manipulation, as VWAP incorporates information about share volume during the relevant period of time. The following table summarizes the premium of the Per Share Price of $11.71 relative to prices for various measurement periods or dates. The table has been amended from the Schedule 14D-9 filed on February 26, 2010 to reflect supplementary Closing Price information and the correction of certain data points.

			Offer Price Premium to
			Measurement Period
Measurement Period Prior		Closing Price		Closing Price
to February 8, 2010	VWAP	(Start of Period)	VWAP	(Start of Period)
3 Day	$10.79	$10.77	8.55%	8.73%
5 Day	$10.92	$11.16	7.28%	4.93%
10 Day	$10.75	$10.11	8.96%	15.83%
20 Day	$10.61	$10.77	10.36%	8.73%
30 Day	$10.57	$10.21	10.75%	14.69%
90 Day	$9.78	$9.49	19.77%	23.39%
150 Day	$9.78	$10.10	19.77%	15.94%
1 Year	$9.40	$7.59	24.57%	54.28%
52 Week Low (Feb. 26, 2009)		$4.65		151.83%
52 Week High (Feb. 2, 2010)		$11.44		2.36%
Chaffe also notes that as of February 8, 2010, the Per Share Price represents a 6.8% and 6.5% premium over the Company’s VWAP and closing price, respectively.
     Peer Group Analysis. Using publicly available data, Chaffe compared selected financial and trading data of the Company with similar data published by securities research analysts for, and other publicly available information with respect to, selected publicly traded companies engaged in businesses that Chaffe determined to be reasonably comparable to those of the Company. These companies were selected, among other reasons, because they share similar business characteristics to the Company based on operational characteristics and industry classification. These companies were:
•	American Railcar Industries;

•	FreightCar America Inc.;

•	Greenbrier Companies;

•	L.B. Foster Co.;

•	Trinity Industries Inc.; and

•	Westinghouse Air Brake Technologies Corporation.
For each of the companies identified above, Chaffe compared the Per Share Price to the implied price per share of common stock determined using various valuation multiples after excluding any non-recurring, extraordinary gains or expenses and non-cash, stock-based compensation, including:
•	The ratio of enterprise value (herein referred to in all tables as “EV”) to historical and estimated earnings before interest, taxes, depreciation and amortization, or EBITDA, for the last twelve months ending September 30, 2009 (herein referred to in all tables as “LTM”), and calendar year ending December 31, 2010 (herein referred to in all tables as “CY2010”);

•	The ratio of current stock price (herein referred to in all tables as “P”) to historical and estimated cash flow after tax, or CFAT, for each of the aforementioned periods; and

•	The ratio of current stock price to historical and estimated earnings per share, or EPS, for each of the aforementioned periods.
          Based upon its analysis of the full ranges of multiples calculated for the companies identified above and its consideration of various factors and judgments about current market conditions and the characteristics of such companies, including qualitative factors and judgments involving non-mathematical considerations, Chaffe determined relevant ranges of valuation multiples for such companies. These adjustments include, but are not limited to, the exclusion of Greenbrier Companies indicated multiples in determining the ranges of valuation multiples due to significant reductions in that company’s operating performance without a corresponding decrease in its stock price. Relevant ranges were subsequently narrower than the full ranges of such peer multiples. To calculate these valuation multiples, Chaffe used projections reported by independent research analyst reports and closing trading prices of the equity securities of each identified company on February 8, 2010. Chaffe then applied the appropriate peer median multiple to the financial metrics of the Company to calculate the implied price of common stock.

     Chaffe applied no premium to the range of pricing indications implied by the Peer Group Analysis in order to reflect what a buyer may theoretically be willing to pay for control of a business. Chaffe does not accept that a premium to public company pricing necessarily exists in cases where control of a company is expected to change hands. Chaffe distinguishes between increased price per share attributable to control per se and other circumstances that might motivate a prospective buyer to pay a higher price per share for a controlling interest in a company (for example, synergies that a specific buyer may expect to realize from an acquisition).
     The following table summarizes the derived relevant ranges of multiples for the companies identified above and the prices per Company share implied by such multiples. The table has been amended from the Schedule 14D-9 filed on February 26, 2010 to reflect a correction to the median EV/CY2010E EBITDA multiple and resulting implied price of the Company’s Common Stock. In addition, the implied prices of the Company’s Common Stock have been modified to reflect and adjustment for Excess Cash and Potential Environmental Liabilities.

			Implied Price of Portec
	Multiples		Common Stock Based
Financial Metric	Range	Median	upon Median Multiple
P/LTM2009 EPS	8.43x - 20.20x	14.62x	$10.60
P/LTM2009 CFAT	3.93x - 11.61x	8.17x	$8.45
EV/LTM2009 EBITDA	5.82x - 9.66x	7.69x	$8.45

P/CY2010E EPS	12.20x - 25.31x	15.3x	$12.75
P/CY2010E CFAT	4.69x - 20.46x	8.55x	$9.90
EV/CY2010E EBITDA	7.22x - 18.30x	7.87x	$10.44
In each case, Chaffe compared the implied equity values per share to the Per Share Price of $11.71 in cash to be paid to the holders of Common Stock in the Transaction and the $11.00 per share closing price of the Common Stock as of February 8, 2010.
     Chaffe notes that the Per Share Price represents the following multiples to the estimated financial metrics of the calendar years ending December 31, 2009 and December 31, 2010. This table has been amended from the Schedule 14D-9 filed on February 26, 2010 to reflect a correction to the Multiples Range.

Multiples Range
Financial Metric	2009	2010
P/CY-E EPS	16.4x	14.3x
P/CY-E CFAT	11.6x	10.3x
EV/CY-E EBITDA	10.5x	8.9x
     No company used in the above analysis is identical to the Company. In evaluating companies identified as comparable to the Company, Chaffe made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters. A complete analysis involves complex considerations and judgments concerning differences in financial and operating characteristics of the comparable companies and other factors that could affect the public trading values of such comparable companies. Mathematical analyses, such as determining the mean or median, are not of themselves meaningful and complete methods of using comparable companies’ data.
     Precedent Transactions Analysis. Using publicly available information, Chaffe reviewed numerous precedent transactions involving businesses supplying the railroad industry, researching the three-year period prior to February 8, 2010. Most of these transactions involved private companies or international transactions where pricing information was not disclosed. This resulted in seven transactions on which pricing information was available.

Announcement Date	Target	Acquiror
1/12/2010	American Railcar Industries	Icahn Enterprises, L.P.
11/2/2009	Burlington Northern Santa Fe Corp.	Berkshire Hathaway Inc.
3/16/2009	Svobodnenskiy Carriage-Repair Joint Stock Company	OOO Transvagonmash
1/5/2009	Longchang Railway Materials Co., Ltd.	China Railway Rail System Group Co., Ltd.
9/12/2008	Standard Car Truck Co. Inc.	Westinghouse Air Brake Technologies Corporation
5/19/2008	Poli SpA	Westinghouse Air Brake Technologies Corporation
2/12/2008	Kloos Oving B.V.	Vossloh AG
7/17/2007	Carillion Rail Sverige AB	Balfour Beatty Rail AB
6/29/2007	EuroMaint AB	Ratos AB
     In reviewing these seven transactions, Chaffe did not feel that the quality of the financial data available, particularly the international transactions and the pricing multiples indicated by certain related party transactions, were a reliable basis on which to develop this pricing model. The data resulted in only one transaction as a guideline, dating from prior to the significant decline in equity markets in the last quarter of 2008. Nevertheless, because the board of directors asked to review precedent transactions, including two specific additional railroad company transactions, Chaffe presented the information to the board. Chaffe also provided a pricing indication based on the one guideline transaction, adjusting for the subsequent decline in the equity markets. Chaffe’s ultimate determination was that this precedent transaction analysis was not meaningful in determining a fair market value for the Company. Therefore, Chaffe placed no weight on this pricing methodology in determining its opinion of the fairness of the Per Share Price to be paid.
     Discounted Cash Flow Analysis. Chaffe performed a discounted cash flow analysis to calculate a range of theoretical enterprise values for the Company based on (1) the net present value of projected unlevered, after-tax free cash flows for the fiscal years 2010 through 2013, and (2) the net present value of a terminal value, which is an estimate of the future value of the Company at the end of the measurement period (i.e., fiscal year 2013). Chaffe calculated such terminal value by applying a perpetual growth rate. The perpetual growth rate of 5.1% represents the long-term rate of inflation plus the long-run growth rate of GDP. In addition, Chaffe considered the impact of the Company’s Excess Cash and Contingent Environmental Liability on the value of the enterprise. To calculate the net present value of the Company’s projected unlevered, after-tax free cash flows, Chaffe used the “probable case” projections for fiscal years 2010 through 2012 provided by the Company’s management. Chaffe estimated the Company’s 2013 operating performance by applying a growth rate to 2012 financial projections.
     Chaffe notes that while it reviewed the “best case” projections provided by management, it relied upon the “probable case” projections in its analysis because certain members of management and the board of directors had termed that projection as more reliable. Also the Company has a history of earning less than its annual budget in four of the past five years. Furthermore, after accounting for the higher risk of the “best case” forecast, Chaffe concluded that the outcome of a DCF analysis based on that forecast did not add materially to its conclusion.
     In determining an equity discount rate, Chaffe reviewed a number of beta measurements, including those that correspond to a particular Standard Industrial Code (herein referred to as “SIC”). Chaffe believes that there is more than one SIC which can be considered appropriate to the Company. The Company’s filings with the SEC reflect SIC 3743. In its analysis, Chaffe relied upon the indicated beta of SIC 353 in its development of an equity discount rate for the Company. Chaffe then incorporated the Company’s current cost of debt to determine a weighted average cost of capital to discount the Company’s projected cash flows.
     Chaffe calculated the range of net present values based on a range of discount rates from 13.01% to 14.61%. Based upon its analysis of the full ranges of discount rates and its consideration of various factors and judgments about current market conditions and other qualitative or non-mathematical considerations, Chaffe determined relevant ranges of discount rates to conclude pricing indications. Relevant ranges were narrower than the full ranges of discount rates. This analysis resulted in the following range of equity values per share of Common Stock. The table has been amended from the Schedule 14D-9 filed on February 26, 2010 to correct a typographical error regarding the Discount Rate.

Discount Rate	Price Per Share Indication
13.41%	$12.51
14.22%	$11.33
     In each case, Chaffe compared the per share indication to the Per Share Price of $11.71 in cash to be paid to the holders of Common Stock in the Contemplated Transaction and the $11.00 per share closing price of the Common Stock as of February 8, 2010.
     The assumptions and estimates underlying the cash flow forecasts are inherently uncertain and are subject to significant business, economic and competitive risks and uncertainties that could cause the actual results to differ materially from those used in the cash flow forecast, including, among others, risks and uncertainties due to general business, economic, regulatory, market and financial conditions, as well as changes in the Company’s business, financial condition or results of operations. Although discounted cash flow analysis is a widely accepted and practiced valuation methodology, it relies on a number of assumptions, including growth rates and discount rates. The valuation derived from the discounted cash flow analysis is not necessarily indicative of the Company’s present or future value or results.
     Premiums Analysis: Chaffe analyzed a summary of the various premiums paid in certain merger and acquisition transactions completed during the third quarter of 2009. Chaffe noted that the prices paid in these transactions included circumstances in which the prospective buyer would be motivated by synergies that the buyer may expect to realize from an acquisition, as well as circumstances where synergies might not be a motivating factor. The analysis included 33 domestic transactions for this period, and indicated a median merger and acquisition premium of 57.6%. The sample provided premiums ranging from – 49.1% to 267.1%. Chaffe then compared the premiums paid in these transactions to the Company’s average stock price in the third quarter of 2009, and against $11.00, the price of the Company’s common stock on February 8, 2010. Chaffe determined that the Per Share Price represented a 20.1% premium over the Company’s $9.75 per share average common stock price in the third Quarter of 2009 and a 6.5% premium over the Company’s common stock price on February 8, 2010.
     Chaffe noted the high volatility in the third quarter 2009 data set, which increased the median premium significantly against longer-term information. Chaffe subsequently analyzed a summary of the various premiums paid in merger and acquisition transactions completed from years 1999 to 2008. The analysis included 4,386 transactions for this period, and indicated a median merger and acquisition premium in each year ranging from 23.1% to 41.1%. Given the increased volatility of the recent third quarter 2009 data set compared to historical pricing information and the fact that the data set included circumstances that included synergistic pricing, Chaffe did not rely on the Premium Analysis to conclude an equity price range for the Company.
     No transaction used in the above analysis is identical to the transaction contemplated in the merger agreement. In evaluating premiums to stock price paid, Chaffe made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters. A complete analysis involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies included in this premiums paid analysis and other factors that could affect the public trading values of such companies. Elements of the above premiums paid analysis, such as determining the measurement period considered, are highly subjective and the results of such analysis are not of themselves meaningful and complete methods of using the selected transaction data.
Other Information
     As part of its investment banking business, Chaffe is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, fairness opinions and valuations for estate, corporate, and various other purposes. Chaffe is acting as financial advisor to the board of directors of the Company in connection with the fairness of the Consideration in the proposed Transaction. During the past two years, Chaffe provided no other services to the Company. Chaffe received a fee upon delivery of this opinion. Compensation for its services, including the preparation and delivery of this opinion, was not dependent or contingent upon the completion of the Contemplated Transaction, and was not related to or based upon the nature of the findings made herein. Neither Chaffe nor any of its principal officers or shareholders has an ownership interest in the Company. The Company has agreed to reimburse Chaffe for its expenses and to indemnify it for certain liabilities that may arise in connection to the proposed Transaction. In the two years prior to the date hereof, Chaffe provided financial advisory services to other companies affiliated with Mr. Marshall Reynolds, Chairman of the board of directors of the Company. For a description of the terms of Chaffe’s engagement as the Company’s financial advisor, see the discussion set forth in Item 5 below.
Item 5. Persons/Assets, Retained, Employed, Compensated or Used.
     Information regarding payments to certain officers and directors of Portec is set forth under Item 3 “Past Contacts, Transactions, Negotiations and Agreements.—Agreements, Arrangements or Understandings between the Company or its Affiliates and the Company, its Executive Officers, Directors or Affiliates” and “—Summary of Certain Payments and Benefits Relating to the Offer.”
     Under an engagement letter dated January 28, 2010, Portec has agreed to pay Chaffe a fee of $200,000 for rendering an opinion to Portec’s board of directors as to the fairness, from a financial point of view, to Portec’s shareholders, with respect to the Contemplated Transactions. This fee includes a non-refundable retainer of $100,000 that was payable upon execution of the engagement letter. The remaining $100,000 is payable upon the issuance of Chaffe’s fairness opinion without regard to whether or not the Contemplated Transactions are consummated. In addition, Portec has agreed to reimburse Chaffe for reasonable out-of-pocket expenses incurred in connection with this engagement. In the two years prior to the date hereof, Chaffe has provided financial advisory services to other companies affiliated with Marshall T. Reynolds, the Chairman of the Board of Portec.
     Portec has agreed that neither Chaffe nor each of its subsidiaries and affiliates, the officers, directors, shareholders, unit holders, controlling persons, employees, attorneys, agents and representatives of Chaffe and each of such subsidiaries and affiliates, and their respective heirs, legatees, legal representatives, successors and assigns (collectively, the “Indemnitees”) shall be liable to the Company for any damage, loss, claim, demand, liability, expense or cost of any kind or nature that arises, directly or indirectly, from or out of or in connection with or is any way related to Chaffe’s engagement or the conduct of any Indemnitee in connection with the engagement, expect to the extent that any such liability is found by a court of competent jurisdiction in a final, non-appealable judgment against Chaffe or such other Indemnitee to have been proximately caused by the gross negligence or willful misconduct of Chaffe or any other Indemnitee. Portec has further agreed to indemnify the Indemnitees against any liabilities that arise as a result of Chaffe’s engagement, expect to the extent that any such liability is found by a court of competent jurisdiction in a final, non-appealable judgment against such Indemnitee to have been proximately caused by the gross negligence or willful misconduct of such Indemnitee. The engagement letter with Chaffe is filed as Exhibit (e)(4) hereto and is incorporated herein by reference.

     Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations on its behalf concerning the Offer or the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of the Company, for which services no additional compensation will be paid.
Item 6. Interest in Securities of the Subject Company.
     Other than as described in the following sentence, no transactions in the Common Stock have been effected during the past 60 days prior to the date of this Schedule 14D-9 by the Company, any subsidiary of the Company or by any executive officer, director or affiliate of the Company.
Item 7. Purposes of the Transaction and Plans or Proposals.
     (a) Except as indicated in Items 3 and 4 above, no negotiations are being undertaken or are underway by the Company in response to the Offer which relate to a tender offer or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person.
     (b) Except as indicated in Items 3 and 4 above, no negotiations are being undertaken or are underway by the Company in response to the Offer which relate to, or would result in (i) any extraordinary transaction, such as a Merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (ii) any purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.
     (c) The Merger Agreement contains the following provisions with respect to certain actions by and relating to third persons who are not parties to the Merger Agreement:
No Solicitation Provisions
     Pursuant to the Merger Agreement, the Company may not, nor may it permit any of its officers, directors, employees, representatives, investment bankers, financial advisers, accountants and agents (collectively, “Representatives”), directly or indirectly, to:
(i)	solicit, initiate or encourage (including by way of furnishing information), or take any other action to, or which is designed or reasonably likely to, facilitate, induce or encourage any inquiries with respect to, or the making of any proposal which constitutes, or may reasonably be expected to lead to, any Alternative Transaction Proposal (as defined below);

(ii)	participate in any discussion or negotiations regarding or facilitate any effort or attempt to make any Alternative Transaction Proposal (except to the extent necessary to disclose the Company’s obligations under the Merger Agreement);

(iii)	approve, endorse or recommend any Alternative Transaction Proposal, except to the extent described below; or

(iv)	enter into any letter of intent or similar document or any contract, agreement or commitment (whether binding or not) contemplating or otherwise relating to any possible or proposed Alternative Transaction Proposal.
     The Merger Agreement further provides that, as promptly as reasonably practicable (and in any event within 24 hours) after receipt of any Alternative Transaction Proposal or any request for nonpublic information or any inquiry relating in any way to any Alternative Transaction Proposal, the Company shall provide Parent with oral and written notice of the material terms and conditions of such Alternative Transaction Proposal, request or inquiry, a copy of any term sheet or proposed definitive agreement regarding such Alternative Transaction Proposal and any revisions thereto, and the identity of the Person or group of Persons making any such Alternative Transaction Proposal, request or inquiry. In addition, the Company must keep Parent informed, as promptly as reasonably practicable, in all material respects of the status and details (including amendments or proposed amendments) of any such Alternative Transaction Proposal, request or inquiry.
     For purposes of the Merger Agreement, the term “Alternative Transaction Proposal” means:
(i)	any tender or exchange offer for the Company’s Shares;

(ii)	any inquiry, proposal or indication of interest (whether binding or non-binding) to the Company or its directors or executive officers relating to any proposed tender or exchange offer, proposal for a Merger, consolidation or other business combination involving the Company or any subsidiary of the Company; or

(iii)	any inquiry, proposal or indication of interest (whether binding or non-binding) to the Company or its directors or executive officers to acquire in any manner beneficial ownership (as defined under Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the rules and regulations thereunder) of 10% or more of the outstanding voting securities of the Company or 10% or more of the aggregate fair market value of the consolidated assets of the Company and its subsidiaries, other than the transactions contemplated by the Merger Agreement or the Tender and Voting Agreements, described above.
     If the Company is not in breach of its covenants described above (with a breach by a subsidiary or Representative deemed to be a breach by the Company), then prior to the Offer Closing Date, in response to an unsolicited bona fide Alternative Transaction Proposal that the Company’s board of directors determines in good faith (after receipt of advice from its outside legal counsel and in consultation with its financial advisor) constitutes or would reasonably be expected to lead to a Company Superior Proposal (defined below), the Company’s board of directors may, to the extent that it determines in good faith (after receipt of advice from its outside legal counsel) that such action is required in order to comply with its fiduciary duties under applicable law, take the following actions to the extent reasonably necessary to satisfy its fiduciary duties (but only after giving Parent not less than 24 hours written notice of the intention to take such action and the identity of the person or group of persons making such Alternative Transaction Proposal):
(i)	furnish information with respect to the Company to any person pursuant to a customary confidentiality agreement (as determined by the Company after consultation with its outside legal counsel) but in no event less restrictive than the confidentiality provisions contained in the Confidentiality, Non-disclosure and Exclusive Negotiation Agreement between the Company and Parent described above and provided that any information provided to such person is contemporaneously provided to Parent; and/or

(ii)	participate in negotiations regarding such Alternative Transaction Proposal.
     For purposes of the Agreement, a “Company Superior Proposal” is a bona fide unsolicited written Alternative Transaction Proposal made by a third party to acquire, directly or indirectly, for consideration consisting of cash and/or securities (with any financing necessary to consummate such Alternative Transaction Proposal to have been committed by a financial institution), all of the Company’s capital stock then outstanding or all of the assets of the Company, and terms which the Company’s board of directors determines in its good faith judgment (based on the advice of its advisors) to be more favorable from a financial point of view to the Company’s shareholders than the Offer and the Merger, as the same may be proposed to be amended (taking into account all factors relating to such proposed transaction deemed relevant by the Company’s board of directors, including without limitation the amount and form of consideration, the timing of payment, the risk of consummation of the transaction, the financing thereof and all other conditions thereto).
Change in Recommendation
     Pursuant to a meeting duly called and held, the board of directors unanimously adopted resolutions (i) approving and declaring the advisability of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and (ii) recommending that the shareholders of Portec accept the Offer, tender their Shares to the Purchaser pursuant to the Offer and adopt the Merger Agreement (the “Board Recommendation”). The board of directors may withdraw, modify or amend the Board Recommendation in certain circumstances as specified in detail in the Merger Agreement.
     Pursuant to the Merger Agreement, except as described below, neither the Company’s board of directors nor any committee thereof may:
(i)	withhold, withdraw, amend or modify, or propose to withhold, withdraw, amend or modify, the approval and the Board Recommendation;

(ii)	approve or recommend, or propose to approve or recommend, any Alternative Transaction; or

(iii)	cause the Company or any of its subsidiaries to enter into any letter of intent, agreement in principle, acquisition agreement or other agreement with respect to an Alternative Transaction unless the Company’s board of directors has previously terminated the Merger Agreement as permitted with respect to Alternative Transaction Proposals.
     The Company is not prohibited from taking and disclosing to its shareholders a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act, or from making any other disclosure to the Company’s shareholders if, in the good faith judgment of the Company’s board of directors, after receipt of advice from its outside legal counsel, failure so to disclose would create a reasonable possibility of a breach of its fiduciary duties to the Company’s shareholders under applicable law; provided, however, neither the Company nor its board of directors nor any committee thereof may, except as permitted by the Merger Agreement, withdraw or modify, or propose publicly to withdraw or modify, the Board Recommendation or approve or recommend, or propose publicly to approve or recommend, an Alternative Transaction Proposal.
     In addition, under the Merger Agreement, the Company may terminate the Merger Agreement prior to the Offer Closing Date if:
(i)	the Company’s board of directors determines that an Alternative Transaction Proposal constitutes a Company Superior Proposal; and

(ii)	the Company’s board of directors authorizes the Company to enter into a binding written agreement regarding such Alternative Transaction Proposal (provided that the Company complies with the other provisions of the Merger with respect to Alternative Transaction Proposals described above, provides information to Parent regarding such Alternative Transaction Proposal as reasonably requested by Parent, and notifies Parent that the Company’s board of directors has determined that the Alternative Transaction Proposal constitutes a Company Superior Proposal and intends to authorize the Company to enter into a binding written agreement with respect to the Alternative Transaction Proposal, and within five business days of receipt of such written notification by Parent, Parent does not make an offer that the Company’s board of directors determines, in good faith after consultation with its outside legal counsel and independent financial adviser, to be at least as favorable to the Company’s shareholders as the Company Superior Proposal) and the Company pays a termination fee of $3,373,000 at or prior to the termination of this Agreement. The Company may not enter into any binding agreement during the five-business-day period.
     In the event that the determination by the Company’s board of directors that such Alternative Transaction Proposal constitutes a Company Superior Proposal is made less than five business days prior to the scheduled expiration date of the Offer, Parent has the right, in its sole discretion, to either (A) reduce the five-day period described above or (B) extend the Offer, in either case so that such five-day period will end one day prior to the expiration date of the Offer (and the Company consents to any such action by Parent including any such extension of the expiration date of the Offer).
     (d) Except as indicated in Items 3 and 4 above, there are no transactions, resolutions of the board of directors, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in paragraphs (a) and (b) of this Item 7.
Item 8. Additional Information.
Information Statement
     The Information Statement attached as Annex I hereto is being furnished in connection with the possible designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the board of directors other than at a meeting of the Company’s shareholders and is incorporated herein by reference.
Conditions to the Offer
     The information set forth in Section 15 of the Offer to Purchase is incorporated herein by reference.
Vote Required to Approve the Merger and WVBCA Section 31D-11-1105
     The board of directors has approved the Offer, the Top-Up Option, the Merger and the Merger Agreement in accordance with the WVBCA. Under Section 31D-11-1105 of the WVBCA, if the Purchaser acquires, pursuant to the Offer, the Top-Up Option or otherwise, at least 90% of the outstanding Shares, Purchaser will be able to effect the Merger after consummation of the Offer without any further action by or vote of Portec’s shareholders (a “Short-Form Merger”). If Purchaser acquires, pursuant to the Offer or otherwise, less than 90% of the Shares, the affirmative vote of the holders of at least a majority of the outstanding Shares will be required under the WVBCA to effect the Merger.
Recent Developments Related to Certain Litigation
     We are involved from time to time in lawsuits that arise in the normal course of business. We actively and vigorously defend all lawsuits. In 1999, we were named with numerous other defendants in an environmental lawsuit, currently named Niagara Mohawk Power Corporation v. Chevron U.S.A., Inc., et. al. This action was filed in the United States District Court for the Northern District of New York. The plaintiff seeks to recover costs, which it has incurred, and may continue to incur, to investigate and remediate its former property as required by the New York State Department of Environmental Conservation (“NYSDEC”). We have not been named as a liable party by the NYSDEC and we believe we have no liability to the plaintiff in the case.

We filed a motion for summary judgment seeking a ruling to have us dismissed from the case. In November 2003, the motion for summary judgment was granted and we were dismissed from the case by the District Court. In March 2004, the plaintiff filed a notice of appeal to the United States Court of Appeals for the Second Circuit, appealing, in part, the District Court’s decision to dismiss all claims against us. In April 2005, the plaintiff’s appeal was dismissed by the Second Circuit Court without prejudice, and the matter was remanded to the United States District Court for the Northern District of New York for consideration in light of a recent United States Supreme Court decision. As a result, in June 2006, the District Court dismissed all claims brought by the plaintiff pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”). In July 2006, the plaintiff filed a notice of appeal to the Second Circuit. However, in early 2008, the plaintiff’s appeal was dismissed again by the Second Circuit Court without prejudice, and the matter was remanded to the District Court for consideration in light of another recent United States Supreme Court decision. In July 2008, the District Count decided that the United States Supreme Court decision did not necessitate any change in the District Court’s prior determinations in this case and held that all of its prior rulings stand. In August 2008, the plaintiff filed a third notice of appeal to the Second Circuit Court.
     On February 24, 2010, the Second Circuit issued its decision, reversing the order of the District Court which dismissed Portec from the litigation, stating that there were genuine issues of material fact. In addition, the Second Circuit reinstated the plaintiff’s CERCLA claims, stating that the plaintiff is entitled to bring a claim for contribution under Section 113(f)(3)(B) of CERCLA. We believe that the plaintiff’s case against Portec Rail Products, Inc. is without merit. Because the plaintiff is seeking unspecified monetary contribution from the defendants, we are unable to determine the extent to which we would have to make a contribution, or whether such contribution would have a material adverse effect on our financial condition or results of operations. However, total clean up costs at the site that is the subject of the action are expected to be substantial and may approach $50 million. If liability for a portion of these costs is attributed to us, such liability could be material. Ongoing litigation may be protracted, and we may incur additional ongoing legal expenses, which are not estimable at this time.
     Shareholder Litigation
     On February 24, 2010, a complaint was filed in the Court of Common Pleas of Allegheny County, Pennsylvania, captioned Everett Harper v. Marshall T. Reynolds, et al., against Foster, Purchaser, Portec and each of Portec’s directors, on behalf of a purported class of public stockholders of Portec relating to the Contemplated Transactions. The complaint alleges that the director defendants breached their fiduciary duties in connection with the Contemplated Transactions and that Portec, Foster and Purchaser aided and abetted the director defendants’ alleged breach of fiduciary duties. Based on these allegations, the plaintiffs seek, among other relief, compensatory damages, preliminary and permanent injunctive relief against the Contemplated Transactions, and the costs and expenses of the action, including reasonable allowance for attorneys’ and experts’ fees and expenses. A copy of the complaint is filed as Exhibit (a)(5)(A) hereto, and is incorporated herein by reference. The foregoing summary is qualified in its entirety by reference to Exhibit (a)(5)(A).

     On February 19, 2010, a complaint was filed in the Circuit Court of Kanawha County, West Virginia, captioned Barbara Petkus v. Portec Rail Products, Inc., et al., against Portec, each of Portec’s directors, and certain of Portec’s officers, on behalf of a purported class of public stockholders of Portec relating to the Contemplated Transactions. The complaint alleges that the defendants breached their fiduciary duties in connection with the Contemplated Transactions. Based on these allegations, the plaintiffs seek, among other relief, preliminary and permanent injunctive relief against the Contemplated Transactions, direction to the defendants to properly exercise their fiduciary duties with respect to the Contemplated Transactions or another transaction, and the costs and expenses of the action, including reasonable allowance for attorneys’ and experts’ fees and expenses. A copy of the complaint is filed as Exhibit (a)(5)(B) hereto, and is incorporated herein by reference. The foregoing summary is qualified in its entirety by reference to Exhibit (a)(5)(B).
     On February 24, 2010, a complaint was filed in the Court of Common Pleas of Allegheny County, Pennsylvania, captioned Richard S. Geshoff v. Marshall T. Reynolds, et al., against Foster, Purchaser, Portec and each of Portec’s directors, on behalf of a purported class of public stockholders of Portec relating to the Contemplated Transactions. The complaint alleges that the director defendants breached their fiduciary duties in connection with the Contemplated Transactions and that Portec, Foster and Purchaser aided and abetted the director defendants’ alleged breach of fiduciary duties. Based on these allegations, the plaintiffs seek, among other relief, compensatory damages, preliminary and permanent injunctive relief against the Contemplated Transactions, and the costs and expenses of the action, including reasonable allowance for attorneys’ and experts’ fees and expenses. A copy of the complaint is filed as Exhibit (a)(5)(C) hereto, and is incorporated herein by reference. The foregoing summary is qualified in its entirety by reference to Exhibit (a)(5)(C).
     On March 2, 2010, a complaint was filed in the Court of Common Pleas of Allegheny County, Pennsylvania, captioned Scott Phillips v. Portec Rail Products, Inc., et al., against Foster, Purchaser, Portec and each of Portec’s directors, on behalf of a purported class of public stockholders of Portec relating to the Contemplated Transactions. The complaint alleges that the director defendants breached their fiduciary duties in connection with the Contemplated Transactions and that Portec and Foster aided and abetted the director defendants’ alleged breach of fiduciary duties. Based on these allegations, the plaintiffs seek, among other relief, preliminary and permanent injunctive relief against the Contemplated Transactions, and the costs and expenses of the action, including reasonable allowance for attorneys’ and experts’ fees and expenses. A copy of the complaint is filed as Exhibit (a)(5)(D) hereto, and is incorporated herein by reference. The foregoing summary is qualified in its entirety by reference to Exhibit (a)(5)(D).
     On March 3, 2010, a complaint was filed in the Circuit Court of Kanawha County, West Virginia, captioned Josh Furman v. Marshall Reynolds, et al., against Portec, Foster, Purchaser and each of Portec’s directors, on behalf of a purported class of public stockholders of Portec relating to the Contemplated Transactions. The complaint alleges that the defendants breached their fiduciary duties in connection with the Contemplated Transactions and that Portec and Foster aided and abetted the director defendants’ alleged breach of fiduciary duties. Based on these allegations, the plaintiffs seek, among other relief, preliminary and permanent injunctive relief against the Contemplated Transactions and the costs and expenses of the action, including reasonable allowance for attorneys’ and experts’ fees and expenses. A copy of the complaint is filed as Exhibit (a)(5)(E) hereto, and is incorporated herein by reference. The foregoing summary is qualified in its entirety by reference to Exhibit (a)(5)(E).
     On March 10, 2010, the three above-referenced Court of Common Pleas of Allegheny County, Pennsylvania cases (Harper, Geshoff and Phillips) were consolidated into one action styled as In re Portec Rail Products, Inc. Shareholders Litigation, and assigned to the Allegheny County Commerce and Complex Litigation Center. On March 22 and 23, 2010, the Honorable Christine A. Ward of the Allegheny County Commerce and Complex Litigation Center conducted a preliminary injunction hearing on the consolidated cases.
     On April 21, 2010, the Court of Common Pleas of Allegheny County, Pennsylvania (the “Court”) entered an order in the matter captioned In re Portec Rail Products, Inc. Shareholders Litigation preliminarily enjoining Foster from completing the Offer until the Court determines that the Board of Directors of Portec has cured the breach of fiduciary duties as found by the Court and disclosed certain material information. A copy of the order is filed as Exhibit (a)(5)(F) hereto, and is incorporated herein by reference. The foregoing summary is qualified in its entirety by reference to Exhibit (a)(5)(F).
     Portec has filed motions to dismiss in both of the above-mentioned West Virginia cases (Furman and Petkus). The Furman case has been transferred to Cabell County, West Virginia, where Portec maintains a plant facility, by agreement of the parties. The Petkus case remains in Kanawha County, West Virginia, and Portec has filed a motion to transfer venue to Cabell County.
     Portec intends to vigorously defend itself against all of these claims.
Appraisal Rights
     No appraisal rights are available to holders of Shares in connection with the Offer. However, if Purchaser accepts and pays for the Shares and the Merger is consummated, holders of Shares who have not tendered their Shares in the Offer and have not voted in favor of the Merger will have certain rights under West Virginia law to dissent and demand appraisal of, and to receive payment in cash, the fair value of their Shares. Shareholders will have these rights regardless of whether the Merger is effected as a Short-Form Merger or upon approval of the shareholders at a duly called meeting of shareholders. Portec shareholders electing to do so must comply with the provisions of Article 13 of the West Virginia Business Corporation Act in order to perfect their rights of appraisal. A copy of Article 13 of the West Virginia Business Corporation Act is attached as Annex III to this Schedule 14D-9.

     Ensuring perfection of appraisal rights can be complicated. The procedural rules are specific and must be followed precisely. A Portec shareholder’s failure to comply with these procedural rules may result in his or her becoming ineligible to pursue appraisal rights.
     The following is intended as a brief summary of the material provisions of the West Virginia statutory procedures that a Portec shareholder must follow in order to assert appraisal rights and obtain payment of the fair value of his or her shares of Portec common stock. This summary, however, is not a complete statement of all applicable requirements and is qualified in its entirety by reference to Article 13 of the West Virginia Business Corporation Act, the full text of which appears in Annex III to this Schedule 14D-9.
     Under Article 13, Portec must send written notice and a form to all record shareholders as of the Effective Date of the Merger who may be entitled to assert appraisal rights. The notice must be sent no earlier than the date of the Merger and no later than ten days after the Merger and must include a form that specifies the date of the first announcement to shareholders of the principal terms of the proposed corporate action and require the shareholder asserting appraisal rights to certify: (A) whether or not beneficial ownership of those shares for which appraisal rights are asserted was acquired before that date; and (B) that the shareholder did not vote for the transaction.
     The notice must also state:
     (A) Where the form must be sent and where certificates for certificated shares must be deposited and the date by which those certificates must be deposited, which date may not be earlier than the date for receiving the required form under Article 13 of the WVBCA;
     (B) A date by which Portec must receive the form, which date may not be fewer than 40 nor more than 60 days after the date the appraisal notice and form are sent and state that the shareholder is deemed to have waived the right to demand appraisal with respect to the shares unless the form is received by Portec by the specified date;
     (C) Portec’s estimate of the fair value of the shares;
     (D) That, if requested in writing, Portec will provide, to the shareholder so requesting, within ten days after the date specified in paragraph (B), above, the number of shareholders who return the forms by the specified date and the total number of shares owned by them; and
     (E) The date by which the notice to withdraw must be received, which date must be within 20 days after the date specified in paragraph (B), above; and
     The notice must also be accompanied by a copy of Article 13 of the WVBCA.
     A shareholder of record may assert appraisal rights as to fewer than all the shares registered in his or her name only if he or she objects with respect to all shares beneficially owned by any one person and notifies Portec in writing of the name and address of each person on whose behalf he or she asserts appraisal rights. The rights of a record shareholder are determined as if the shares as to which he or she requests appraisal rights and his or her other shares were registered in the names of different shareholders. A beneficial shareholder may assert appraisal rights as to shares held on his or her behalf only if:
•	he or she submits to Portec the record shareholder’s written consent to assert appraisal rights not later than within 10 days of the deadline for receiving the response form (as described below); and

•	he or she does so with respect to all shares of which he or she is the beneficial shareholder.
     If you are a Portec shareholder and you wish to exercise your appraisal rights, you must satisfy the provisions of Article 13 of the WVBCA, which requires the following:
•	You must mail or deliver a completed and certified copy of the form you receive by the date specified on the form to the address specified on the form.

•	You must certify on the form you receive whether the beneficial owner of the shares acquired beneficial ownership of the shares before the date of the Merger.

•	In the case of certificated shares, you must deposit your certificates in accordance with the terms of the notice by the date referred to in the notice. Once you deposit certificates or, in the case of uncertificated shares, return the executed forms, you lose all rights as a shareholder unless you withdraw from the appraisal process.
     Within 30 days after receipt of a payment demand, Portec (or their successor) will pay the shareholder the amount Portec estimates to be the fair value of the shareholder’s shares, plus accrued interest. The payment will be accompanied by:
•	Portec’s balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, an income statement for that year, a statement of changes in shareholders’ equity for that year, and the latest available interim financial statements, if any;

•	a statement of Portec’s estimate of the fair value of its shares, which must equal or exceed the prior estimate; and

•	a statement of the shareholder’s right to demand further payment if such shareholder is dissatisfied with the proposed payment within a specified time period, otherwise the payment made will be considered full satisfaction of Portec’s obligation under the WVBCA.

     Portec, as the surviving corporation, may withhold payment with respect to any shareholder who fails to certify that beneficial ownership of all of the shareholder’s shares for which appraisal rights are asserted was acquired before the date set forth in the appraisal notice sent by Portec. If Portec withholds payment, Portec must provide notice of the following within 30 days after the shareholder form required by the notice is due:
•	Portec’s balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, an income statement for that year, a statement of changes in shareholders’ equity for that year, and the latest available interim financial statements, if any;

•	a statement of Portec’s estimate of the fair value of its shares, which must equal or exceed the prior estimate;

•	notice that the shareholder may accept Portec’s estimate of fair value, plus interest, in full satisfaction of their demands;

•	notice that shareholders who wish to accept the offer must notify Portec of their acceptance within 30 days of receiving the offer; and

•	notice that shareholders who do not satisfy the requirements for demanding appraisal under the WVBCA are deemed to have accepted the offer.
Portec must pay the Per Share Price in cash within 10 days to any shareholder who agrees to accept Portec’s offer in full satisfaction of the shareholder’s demand. Portec must pay the Per Share Price in cash within 40 days after sending the notice to any shareholder deemed to have accepted the offer for failure to satisfy the requirements for demanding appraisal under the WVBCA.
     A shareholder may notify Portec in writing of his or her own estimate of the fair value of his or her shares, and demand payment of his or her estimate plus interest, less any previous payment by Portec. A shareholder waives his or her right to demand payment unless he or she notifies Portec of his or her demand in writing within 30 days after Portec has made or offered payment for his or her shares.
     If a demand for payment remains unsettled, Portec (or its successor) will commence a proceeding within 60 days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If Portec does not commence the proceeding within the 60-day period, it shall pay each shareholder whose demand remains unsettled the amount demanded. Portec will make all shareholders, whether or not residents of West Virginia, whose demands remain unsettled, parties to this proceeding. The court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers have the powers described in the order appointing them. The court in an appraisal proceeding will determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against Portec (or a successor), except that the court may assess costs against all or some of the shareholders, in amounts the court finds equitable, to the extent the court finds the shareholders did not act in good faith in demanding payment.
     IF YOU FAIL TO COMPLY STRICTLY WITH THE PROCEDURES SET FORTH IN THE WVBCA YOU WILL LOSE YOUR APPRAISAL RIGHTS. CONSEQUENTLY, IF YOU WISH TO EXERCISE YOUR APPRAISAL RIGHTS, WE STRONGLY URGE YOU TO CONSULT A LEGAL ADVISOR BEFORE ATTEMPTING TO EXERCISE YOUR APPRAISAL RIGHTS.
Antitrust Compliance
     Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be completed until specified information and documentary material has been furnished for review by the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and specified waiting periods have been satisfied. These requirements apply to Purchaser’s acquisition of the Shares in the Offer and the Merger.
     Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15-calendar day waiting period, which begins when Parent has filed a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division, unless the FTC and Antitrust Division grant early termination of such waiting period. Parent and the Company filed their Premerger Notification and Report Forms under the HSR Act with the FTC and Antitrust Division in connection with the purchase of Shares in the Offer and the Merger on February 19, 2010. Following consultation with the FTC staff, Parent voluntarily withdrew and re-filed its Premerger Notification and Report Form effective March 5, 2010 in order to provide the FTC with additional time to review the information submitted by Parent and the Company. As a result, the required waiting period with respect to the Offer and the Merger was scheduled to expire at 11:59 p.m. on or about March 22, 2010. On March 22, 2010, Portec and Foster issued a joint press release announcing that each of Portec and Foster had received a formal Second Request for additional information and documentary material from the Antitrust Division regarding the Offer and Merger. As a result of the Second Request, the waiting period under the HSR Act during which the Antitrust Division is permitted to review the proposed transaction has been extended until 11:59 p.m., Eastern Time, on the 10th day after Foster’s compliance with the Second Request, or until 11:59 p.m., Eastern Time, on the next business day following that date, if the 10th day falls on a weekend or federal holiday. After that time, the waiting period may be extended only by court order or agreement. Portec and Foster expect to promptly respond to the Second Request, and to continue to work cooperatively with the Antitrust Division as it conducts its review of the proposed transaction. Also as a result of the Second Request, Foster presently intends to extend the expiration time of the Offer from time to time if the HSR waiting period has not expired at the then-current expiration time of the Offer. Foster does not have the right, under the Merger Agreement, to unilaterally extend the expiration time of the Offer beyond June 15, 2010. A copy of the press release is filed as Exhibit (a)(6) hereto, and is incorporated herein by reference.
     Portec and Foster are in the process of responding to the Second Request, and are working cooperatively with the Antitrust Division as it conducts its review of the proposed transaction. On May 13, 2010, Portec and Foster entered into a letter agreement with the Antitrust Division pursuant to which Portec and Foster agreed (i) not to certify substantial compliance with the Second Request prior to June 1, 2010, (ii) to provide the Antitrust Division with ten (10) calendar days’ written notice of the closing of the Merger, (iii) that the first date on which they can provide written notice of closing of the Merger is 35 calendar days after Foster certifies substantial compliance with the Second Request and Portec certifies substantial compliance with the Second Request or the related Civil Investigative Demand (the “CID”), (iv) to produce documents and information contained in the files of certain “priority custodians” to be identified by the Antitrust Division at least 14 calendar days prior to certification of substantial compliance, and (v) to continue to produce documents in response to the Second Request and the CID on a rolling basis, with at least 80% of full production to be achieved at least seven calendar days prior to certifying substantial compliance with the Second Request. The effect of this letter agreement is that Portec and Foster may consummate the Merger no earlier than July 16, 2010. The Antitrust Division may grant written permission for Portec and Foster to proceed to closing within a shorter time period. On May 13, 2010, Portec and Foster issued a joint press release announcing their entry into the letter agreement with the Antitrust Division.
     The FTC and the Antitrust Division may scrutinize the legality under the antitrust laws of transactions such as purchaser’s acquisition of Shares in the Offer and the Merger. At any time before or after the purchase of Shares by Purchaser, the FTC or the Antitrust Division could take any action under the antitrust laws that it either considers necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares in the Offer and the Merger, the divestiture of Shares purchased in the Offer or the divestiture of substantial assets of Parent, the Company or any of their respective subsidiaries or affiliates. Private parties as well as state attorneys general may also bring legal actions under federal or state antitrust laws under certain circumstances.
     The Company also does business, and its products are offered, in a number of foreign countries. In connection with the Contemplated Transactions, the laws of certain of these foreign countries may require the filing of information with, or the obtaining of the approval of, governmental authorities therein. Based on the Company’s analysis to date, the Company does not currently believe that the Company, the Purchaser or the Parent will be required to make any such filings in foreign countries.
Cautionary Note Regarding Forward-Looking Statements
     Certain statements contained in, or incorporated by reference in, this Schedule 14D-9 are forward-looking statements and are subject to a variety of risks and uncertainties. Additionally, words such as “would,” “will,” “intend,” “expect,” “anticipate” and other similar expressions indicate forward-looking statements. Such forward-looking statements include the ability of Portec, Purchaser and Parent to complete the transactions contemplated by the Merger

Agreement, including the parties’ ability to satisfy the conditions set forth in the Merger Agreement and the possibility of any termination of the Merger Agreement. The forward-looking statements contained in this Schedule 14D-9 are based on Portec’s current expectations, and those made at other times will be based on Portec’s expectations when the statements are made. Portec shareholders are cautioned not to place undue reliance on these forward-looking statements. Some or all of the results anticipated by these forward-looking statements may not occur. Factors that could cause or contribute to such differences include, but are not limited to, the expected timetable for completing the proposed transaction, the risk and uncertainty in connection with a strategic alternative process, the impact of the current economic environment, fluctuations in operating results, Portec’s ability to raise capital if needed, the impact of governmental legislation, and other risks detailed from time to time in Portec’s SEC reports, including its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2009, June 30, 2009 and September 30, 2009 and Annual Report on Form 10-K for the year ended December 31, 2008. Portec disclaims any intent or obligation to update these forward-looking statements.
Item 9. Exhibits.

Number	Description

(a)(1)(i)	Offer to Purchase, dated February 26, 2010. (1)

(a)(1)(ii)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9). (1)

(a)(1)(iii)	Form of Notice of Guaranteed Delivery. (1)

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. (1)

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. (1)

(a)(1)(vi)	Form of Summary Advertisement as published on February 26, 2010 in The Wall Street Journal. (1)

(a)(1)(vii)	Joint Press Release issued by Portec Rail Products, Inc. and L. B. Foster Company on February 26, 2010. (1)

(a)(1)(viii)	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (incorporated by reference from Annex I attached to this Schedule 14D-9). (2)

(a)(2)	Letter to Shareholders from the Chairman of the Board of Portec Rail Products, Inc., dated February 26, 2010 (incorporated by reference from Exhibit (a)(2)

Number	Description

attached to the Schedule 14D-9 filed by Portec Rail Products, Inc. on February 26, 2010). (2)

(a)(3)	Opinion of Chaffe & Associates, Inc. to the Board of Directors of Portec Rail Products, Inc., dated February 11, 2010 (incorporated by reference from Annex II attached to this Schedule 14D-9). (2)

(a)(5)(A)	Complaint of Everett Harper (on behalf of himself and all others similarly situated), filed in the Court of Common Pleas of Allegheny County, Pennsylvania, dated February 24, 2010 (incorporated by reference from Exhibit (a)(5)(A) attached to the Schedule 14D-9/A filed by Portec Rail Products, Inc. on March 1, 2010).

(a)(5)(B)	Complaint of Barbara Petkus (on behalf of herself and all others similarly situated), filed in the Circuit Court of Kanawha County, West Virginia, dated February 19, 2010 (incorporated by reference from Exhibit (a)(5)(B) attached to the Schedule 14D-9/A filed by Portec Rail Products, Inc. on March 2, 2010).

(a)(5)(C)	Complaint of Richard S. Geshoff, filed in the Court of Common Pleas of Allegheny County, Pennsylvania, dated February 24, 2010 (incorporated by reference from Exhibit (a)(5)(C) attached to the Schedule 14D-9/A filed by Portec Rail Products, Inc. on March 8, 2010).

(a)(5)(D)	Complaint of Scott Phillips (on behalf of himself and all others similarly situated), filed in the Court of Common Pleas of Allegheny County, Pennsylvania, dated March 2, 2010 (incorporated by reference from Exhibit (a)(5)(D) attached to the Schedule 14D-9/A filed by Portec Rail Products, Inc. on March 8, 2010).

(a)(5)(E)	Complaint of Josh Furman (on behalf of himself and all others similarly situated), filed in the Circuit Court of Kanawha County, West Virginia, dated March 3, 2010 (incorporated by reference from Exhibit (a)(5)(E) attached to the Schedule 14D-9/A filed by Portec Rail Products, Inc. on March 8, 2010).

(a)(5)(F)	Memorandum and Order of Court in the matter captioned In re Portec Rail Products, Inc. Shareholders Litigation entered in the Court of Common Pleas of Allegheny County, Pennsylvania (incorporated by reference from Exhibit (a)(5)(F) attached to the Schedule 14D-9/A filed by Portec Rail Products, Inc. on April 22, 2010).

(a)(5)(G)	Joint Press Release issued April 22, 2010 (incorporated by reference from Exhibit (a)(5)(G) attached to the Schedule 14D-9/A filed by Portec Rail Products, Inc. on April 22, 2010).

(a)(5)(H)	Joint press release issued May 13, 2010 (incorporated by reference from Exhibit (a)(5)(H) attached to the Schedule 14D-9/A filed by Portec Rail Products, Inc. on

Number	Description

May 13, 2010).

(a)(6)	Joint press release issued on March 22, 2010 (incorporated by reference from Exhibit (a)(6) attached to the Schedule 14D-9/A filed by Portec Rail Products, Inc. on March 23, 2010).

(e)(1)	Agreement and Plan of Merger, dated as of February 16, 2010, by and among L. B. Foster Company, Foster Thomas Company, and Portec Rail Products, Inc. (incorporated by reference from Exhibit 2.1 attached to the Current Report on Form 8-K dated February 16, 2010, filed by Portec Rail Products, Inc. on February 17, 2010).

(e)(2)	Confidentiality, Non-Disclosure and Exclusive Negotiation Agreement, dated as of December 10, 2009, by and between Portec Rail Products, Inc. and L. B. Foster Company, as amended January 15, 2010 and February 7, 2010. (1)

(e)(3)	Form of Tender and Voting Agreement (incorporated by reference from Exhibit 10.1 attached to the Current Report on Form 8-K dated February 16, 2010, filed by Portec Rail Products, Inc. on February 17, 2010).

(e)(4)	Engagement Letter, dated January 28, 2010, by and between Portec Rail Products, Inc. and Chaffe & Associates, Inc. (incorporated by reference from Exhibit (e)(4) attached to the Schedule 14D-9 filed by Portec Rail Products, Inc. on February 26, 2010).

(e)(5)	First Amendment to Agreement and Plan of Merger, dated as of May 13, 2010, by and among L. B. Foster Company, Foster Thomas Company, and Portec Rail Products, Inc. (incorporated by reference from Exhibit 2.1 attached to the Current Report on Form 8-K dated May 13, 2010, filed by Portec Rail Products, Inc. on May 13, 2010).

(g)	None.

(1)	Incorporated by reference from the Schedule TO filed by Foster Thomas Company and L. B. Foster Company on February 26, 2010.

(2)	Included in materials mailed to shareholders of Portec Rail Products, Inc. on or about February 26, 2010.
Annex I — Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 promulgated thereunder
Annex II — Opinion of Chaffe & Associates, Inc. to the Board of Directors of Portec Rail
Products, Inc., dated February 11, 2010
Annex III — Article 13 of the West Virginia Business Corporation Act

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PORTEC RAIL PRODUCTS, INC.
By:	/s/ Richard J. Jarosinski
Richard J. Jarosinski
President and Chief Executive Officer

Dated: May 18, 2010

ANNEX I
PORTEC RAIL PRODUCTS, INC.
900 Old Freeport Road
Pittsburgh, Pennsylvania 15238
(412) 782-6000
INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER
No Vote or Other Action of Shareholders of Portec Rail Products, Inc. is Required in Connection with This Information Statement. We Are Not Asking You for a Proxy and You Are Requested Not to Send us a Proxy.
     This Information Statement (the “Information Statement”) was mailed on or about February 26, 2010 as a part of the Solicitation/Recommendation Statement on Schedule 14D-9 (together with accompanying exhibits and annexes, the “Schedule 14D-9”) of Portec Rail Products, Inc., a West Virginia corporation (“Portec” or the “Company”), with respect to the tender offer by Foster Thomas Company, a West Virginia corporation (“Purchaser”), and a wholly-owned subsidiary of L. B. Foster Company, a Pennsylvania corporation (“L. B. Foster” or “Parent”), to the holders of record of shares of common stock, par value $1.00 per share, of Portec (the “Common Stock”). Capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Schedule 14D-9. Unless the context indicates otherwise, in this Information Statement, the terms “us,” “we” and “our” refer to Portec. You are receiving this Information Statement in connection with the possible election of persons designated by L. B. Foster to at least a majority of the seats on the board of directors of Portec (the “board of directors”). Such designation would be made pursuant to the Agreement and Plan of Merger, dated February 16, 2010 (together with any amendments or supplements thereto, the “Merger Agreement”), by and among L. B. Foster, Purchaser and Portec that provides, among other things, that following the consummation of the Offer (as described below) and, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement and in accordance with the applicable legal requirements, that Purchaser will merge with and into the Company, with the Company surviving (the “Merger”).
     Pursuant to the Merger Agreement, Purchaser commenced a cash tender offer on February 26, 2010 (the “Offer”) to purchase all of the issued and outstanding shares of Common Stock at a price per share of $11.71 (the “Per Share Price”), without interest and upon the terms and conditions set forth in the Offer to Purchase, dated February 26, 2010 (the “Offer to Purchase”) and in the related Letter of Transmittal (as amended or supplemented from time to time, “Letter of Transmittal”). Unless extended in accordance with the terms and conditions of the Merger Agreement, the Offer is scheduled to expire at 12:00 midnight on Monday, June 1, 2010, at which time, if all conditions to the Offer have been satisfied or waived, Purchaser will purchase all Shares validly tendered pursuant to the Offer and not properly withdrawn. Copies of the Offer to Purchase and the accompanying Letter of Transmittal have been mailed to Portec’s shareholders and are filed as exhibits to the Tender Offer Statement on Schedule TO filed by Purchaser and Parent with the Securities and Exchange Commission (the “SEC”) on February 26, 2010 (as amended or supplemented from time to time, the “Schedule TO”) and as exhibits to the Schedule 14D-9 filed by Portec with the SEC on February 26, 2010. The Offer is described in the Schedule TO and the information set forth in this Information Statement supplements certain information in the Schedule 14D-9.
     The Offer is subject to certain conditions, which are set forth in the Offer to Purchase, and upon the satisfaction of the Minimum Condition. The Minimum Condition requires that the number of Shares that have been validly tendered and not properly withdrawn prior to the expiration of the Offer together with the number of Shares (if any) then owned by L. B. Foster or any of its subsidiaries (excluding any Top-Up Shares) represents at least 65% of the sum of (x) the aggregate number of Shares outstanding immediately prior to the acceptance of Shares pursuant to the Offer, plus (y) the aggregate number of Shares issuable upon the exercise of any option, warrant, other right to acquire capital stock of the Company or other security exercisable for or convertible into Shares or other capital stock of the Company, any of which is outstanding immediately prior to the acceptance of Shares stock pursuant to the Offer (the “Fully Diluted Number of Company Shares”).
     Pursuant to the terms of the Merger Agreement, the Company granted to Purchaser an irrevocable option, exercisable upon satisfaction of the Minimum Condition and upon the terms and subject to conditions set forth in the Merger Agreement (the “Top-Up Option”), to purchase at the Per Share Price an aggregate number of Shares (the “Top-Up Shares”) equal to the number of Shares that, when added to the number of Shares owned by Parent and any of its subsidiaries at the time of such exercise, constitutes one share more than 90% of the Fully Diluted Number of Shares (after giving effect to the issuance of the Top-Up Shares). The Top-Up Option may not be exercised for a number of shares which would require the approval of the Company’s shareholders under the West Virginia Business Corporation Act (the “WVBCA”). The aggregate price may be paid to the Company, at the election of Parent, in whole or in part, in either (i) cash or (ii) a promissory note from the Purchaser having a principal amount equal to the balance of the aggregate purchase price for the Top-Up Option. Any such promissory note shall be full recourse against Parent and Purchaser and bear interest at a market rate interest payable in arrears at the end of one year, shall mature on the first anniversary of the date of execution and delivery of such promissory note and may be prepaid, in whole or part, without premium or penalty.
     The Merger Agreement provides that once Purchaser has fulfilled the Minimum Condition, has accepted for payment Shares pursuant to the Offer and has delivered funds to the depositary for the Offer to pay for Shares, Parent shall be entitled to designate the number of directors, rounded up to the next whole number, on the Company’s board of directors that equals the product of (i) the total the number of directors of the Company’s board of directors (giving effect to the election of any additional directors by Parent) and (ii) a fraction whose numerator is the aggregate number of Shares then beneficially owned by Parent and Purchaser (including Shares accepted pursuant to the Offer) and whose denominator is the total number of Shares then outstanding. In no event shall Parent’s director nominees constitute less than a majority of the entire board of directors of Company. Portec has agreed to take all commercially reasonable actions necessary to cause Parent’s designees to be elected or appointed to the board of directors, including increasing the number of directors and obtaining resignations of incumbent directors. Subject to applicable requirement of the Nasdaq stock market with respect to the independence of members of audit, nominating and compensation committees of Nasdaq-listed companies, the Company has agreed to use similar actions to provide Parent equivalent proportional representation on the committees of the boards of directors of the Company and its subsidiaries.
     Following the election or appointment of Parent’s designees to Portec’s board of directors and until the Effective Time, the approval of a majority of the individuals who were directors of the Company on the date of the Merger Agreement (“Continuing Directors”), or a single Continuing Director if there is only one such Continuing Director, shall be required to authorize the following (and such authorization shall constitute the authorization of the Company’s board of directors and no other action on the part of the Company, including any action by any other director of the Company, shall be required to authorize):
•	any termination of the Merger Agreement by the Company;
•	any amendment of the Merger Agreement requiring action by the Company’s board of directors;
•	any extension of time for performance of any obligation or action under the Merger Agreement by Parent or Purchaser requiring the consent of the Company,
•	any waiver of compliance by the Company of any of the agreements or conditions contained in the Merger Agreement for the benefit of the Company or its shareholders;
•	any required or permitted consent or action by the board of directors of the Company under the Merger Agreement; and
•	any other action of the Company under the Merger Agreement, which in the case of any of the foregoing adversely affects in any material respect the holders of Shares (other than Parent or Purchaser).
     Consummation of the Merger is conditioned upon, among other things, the adoption of the Merger Agreement by the requisite vote of shareholders of Portec, if required by the WVBCA. Pursuant to the WVBCA, the affirmative vote of at least a majority of the outstanding shares of Common Stock is the only vote of any class or series of Portec’s capital stock that would be necessary to adopt the Merger Agreement at any required meeting of Portec’s shareholders. If Purchaser accepts and purchases shares of Common Stock in the Offer, Purchaser will have sufficient voting power to approve the Merger without the affirmative vote of any other shareholder of Portec. In addition, the WVBCA provides that if a domestic corporation owns at least 90% of the voting power of each class and series of stock of a subsidiary corporation entitled to vote on a Merger, the corporation holding such stock may merge such subsidiary into itself or into another subsidiary, or Merger itself into such subsidiary, without the approval of the board of directors or the shareholders of such other corporation. Under the Merger Agreement, if, after the expiration of the Offer or the expiration of any subsequent offering period and the purchase of the Top-Up Shares, the Purchaser owns at least 90% of the outstanding shares of Common Stock (including shares of Common Stock issued pursuant to the Top-Up Option), Parent and Portec are required to take all necessary and appropriate action to cause the Merger to become effective, without a meeting of the shareholders of Portec, in accordance with the WVBCA.
     This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 thereunder in connection with the appointment of L. B. Foster’s designees to the board of directors.
     You are urged to read this Information Statement carefully and in its entirety. We are not, however, soliciting your vote or proxy, and you are not required to take any action with respect to the subject matter of this Information Statement.
     The information contained in this Information Statement (including information herein incorporated by reference) concerning L. B. Foster, Purchaser and Purchaser’s designees has been furnished to Portec by L. B. Foster, and Portec assumes no responsibility for the accuracy or completeness of such information.
CERTAIN INFORMATION CONCERNING PORTEC
     The authorized capital stock of Portec consists of 50,000,000 shares of Common Stock. As of the close of business on February 16, 2010, there were 9,602,029 shares of Common Stock outstanding. In addition, 139,000 Shares were subject to issuance pursuant to the exercise of outstanding options. The board of directors currently consists of 11 members.
     The Common Stock is the only class of voting securities of Portec outstanding that is entitled to vote at a meeting of shareholders of Portec. Each share of Common Stock entitles the record holder to one vote on all matters submitted to a vote of the shareholders.
L. B. FOSTER DESIGNEES TO THE BOARD
   L. B. Foster has informed Portec that it will choose its designees to Portec’s board of directors from the executive officers of L. B. Foster and/or Purchaser listed in Schedule I to the Offer to Purchase, a copy of which is being mailed to shareholders of Portec. The information with respect to such individuals in Schedule I to the Offer to Purchase is incorporated herein by reference. L. B. Foster has informed Portec that each of such executive officers of L. B. Foster and/or Purchaser listed in Schedule I to the Offer to Purchase has consented to act as a director of Portec, if so designated. The Offer to Purchase is filed as Exhibit (a)(1)(i) to the Solicitation/Recommendation Statement and is incorporated herein by reference.

     L. B. Foster has advised Portec that, to the best knowledge of L. B. Foster and Purchaser, none of the executive officers of L. B. Foster and/or Purchaser listed in Schedule I to the Offer to Purchase (1) is currently a director of, or holds any position with, Portec, or (2) has a familial relationship with any directors or executive officers of Portec. Portec has been advised that, to the best knowledge of L. B. Foster and Purchaser, except as disclosed in the Offer to Purchase, none of the executive officers of L. B. Foster and/or Purchaser listed in Schedule I to the Offer to Purchase beneficially owns or has any right to acquire, directly or indirectly, any Shares and none have been involved during the past two years in any transactions with Portec or any of its directors, executive officers or affiliates which are required to be disclosed pursuant to the rules and regulations of the SEC.
   L. B. Foster has advised Portec that, to the best knowledge of L. B. Foster and Purchaser, none of the executive officers of L. B. Foster and/or Purchaser listed in Schedule I to the Offer to Purchase has, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or misdemeanors), (ii) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws, (iii) filed a petition under federal bankruptcy laws or any state insolvency laws or has had a receiver appointed for the individual’s property, or (iv) been subject to any judgment, decree or final order enjoining the person from engaging in any type of business practice.
   It is expected that the L. B. Foster’s designees will assume office as promptly as practicable following the purchase by Purchaser of at least 65% of the shares of Common Stock pursuant to the Offer, which purchase cannot be earlier than 12:00 midnight on Monday, June 1, 2010, and that, upon assuming office, L. B. Foster’s designees will thereafter constitute at least a majority of the board of directors of Portec. It is currently not known which, if any, of the current directors of Portec would resign or whether Portec would elect to increase the size of the board of directors to accommodate the L. B. Foster Designees.

CURRENT DIRECTORS AND EXECUTIVE OFFICERS OF PORTEC
     Our board of directors currently is composed of 11 members. Our directors are elected annually to serve for a one-year period and until their respective successors are elected and qualify and, therefore, all of our directors’ current terms expire in 2010. The following table sets forth certain information regarding the composition of our board of directors and executive officers, including the terms of office of board members.

				Shares of Common
				Stock Beneficially
			Director	Owned on December		Percent
Names and Address(1)	Age(2)	Positions Held	Since	31, 2009(3)		of Class
Directors:

Marshall T. Reynolds	73	Chairman of the Board	1997	1,033,318	(4)	10.76%

John S. Cooper	75	Vice-Chairman of the Board	1997	57,000	(5)	*

Louis J. Akers	58	Director	2008	5,000		*

Philip E. Cline	76	Director	1998	149,451	(6)	1.56%

Daniel P. Harrington	54	Director	1998	745,446	(7)	7.76%

A. Michael Perry	73	Director	2004	—		—

Douglas V. Reynolds	34	Director	1998	413,646	(8)	4.31%

Neal W. Scaggs	74	Director	1998	242,246		2.52%

Phillip Todd Shell	41	Director	2005	11,000		*

Kirby J. Taylor	64	Director and Corporate Secretary	1997	20,500	(9)	*

Thomas W. Wright	58	Director	2004	178,379	(10)	1.86%

Executive Officers Who Are Not Directors:

Richard J. Jarosinski	56	President and Chief Executive	N/A	22,200	(11)	*
		Officer

Konstantinos Papazoglou	57	Executive Vice President and	N/A	55,000	(11),(12)	*
		Chief Operating Officer

John N. Pesarsick	43	Chief Financial Officer and	N/A	8,000	(11)	*
		Principal Accounting Officer

Other Employees:

Gary P. Bale (13)	50	Managing Director — CI	N/A	2,050	(11)	*
		Logistics

All Directors, Executive Officers and Other Employees as a Group (15 persons)				2,943,236		30.60%

*	Less than 1%.

(1)	The mailing address for each person listed is 900 Old Freeport Road, Pittsburgh, Pennsylvania 15238.

(2)	As of December 31, 2009.

(3)	In accordance with Rule 13d-3 under the Securities Exchange Act of 1934, a person is deemed to be the beneficial owner for purposes of this table of any shares of common stock if he has sole or shared voting or investment power with respect to such security, or has a right to acquire beneficial ownership at any time within 60 days from the date as of which beneficial ownership is being determined. As used herein, “voting power” is the power to vote or direct the voting of shares and “investment power” is the power to dispose or direct the disposition of shares. Includes all shares held directly as well as by spouses and minor children, in trust and other indirect ownership, over which shares the named individuals effectively exercise sole or shared voting and investment power.

(4)	Mr. Reynolds has sole voting and investment power over all reported shares, except for 12,246 shares that are beneficially owned by Mr. Reynolds’ spouse.

(5)	Mr. Cooper has sole voting and investment power over all reported shares, except for 38,000 shares that are beneficially owned by Mr. Cooper’s spouse.

(6)	All of Mr. Cline’s shares are pledged as collateral to secure a business loan and a margin account.

(7)	Mr. Harrington’s beneficial ownership includes shared voting and investment power over 699,446 shares held by TVI Corp., of which Mr. Harrington is President and Chief Executive Officer, and sole voting and investment power 46,000 shares held by the Gates Mills Family Partnership, of which Mr. Harrington is the general partner.

(8)	Mr. Reynolds has sole voting and investment power over all reported shares, except for 24,000 shares held in an irrevocable trust, as to which Mr. Reynolds has shared voting and investment power. All of Mr. Reynolds shares are pledged as collateral to secure a business loan.

(9)	Mr. Taylor has 20,500 shares pledged as collateral to secure a line of credit.

(10)	Mr. Wright’s beneficial ownership includes 10,000 shares held by the Wright Family Partnership, of which Mr. Wright is the general partner. Mr. Wright has sole voting and investment power over all such shares. Mr. Wright has 176,000 shares pledged as collateral to secure a business loan.

(11)	Beneficial ownership of common stock for Messrs. Jarosinski, Papazoglou, and Pesarsick includes stock options to purchase 5,000 shares of common stock that have vested at or will vest within 60 days of December 31, 2009, and beneficial ownership of common stock for Mr. Bale includes stock options to purchase 2,050 shares of common stock that have vested at or will vest within 60 days of December 31, 2009.

(12)	Mr. Papazoglou has sole voting and investment power over all reported shares, except for 7,000 shares beneficially owned by Mr. Papazoglou’s spouse.

(13)	Mr. Bale is not considered an “executive officer” under applicable SEC regulations; however, because he is receiving certain cash payments in connection with the Merger in addition to payment of the Per Share Price for the common stock that he holds, his beneficial ownership is included in this table.
     The principal occupation during the past five years of each director and executive officer of the Company is set forth below. All directors and executive officers have held their present positions for five years unless otherwise stated.
Directors
     Marshall T. Reynolds has served as our Chairman of the Board of Directors since December 1997. Mr. Reynolds has served as Chief Executive Officer and Chairman of the Board of Directors of Champion Industries, Inc., a commercial printer, business form manufacturer and supplier of office products and furniture, from 1992 to the present; President and General Manager of The Harrah & Reynolds Corporation from 1964 (and sole shareholder since 1972) to present; Chairman of the Board of Directors of River City Associates, Inc. (owner of the Pullman Plaza Hotel in Huntington, West Virginia) since 1989; Chairman of the Board of Directors, Broughton Foods Company from 1996 to June 1999; Chairman of the Board of Directors of Energy Services of America Corporation of Huntington, West Virginia since 2006; Chairman of the Board of Directors of McCorkle Machine and Engineering Company in Huntington, West Virginia; Chairman of the Board of Directors of First Guaranty Bancshares, Inc. in Hammond, Louisiana; Director of The Adams National Bank in Washington, D.C.; and Chairman of the Board of Directors of Premier Financial Bancorp, Inc. in Huntington, West Virginia. Mr. Reynolds is the father of Douglas V. Reynolds, a director of Portec Rail Products, Inc.
     John S. Cooper has served as a member of our board of directors since December 1997. Mr. Cooper served as our President and Chief Executive Officer from December 1997 to September 30, 2006, and was appointed Vice Chairman of the Board of Directors on October 1, 2006. Mr. Cooper was hired by our predecessor in July 1979 as Division Vice President of

Operations — Railcar Division, and became Division Vice President and General Manager — Railcar Division in August 1980, Vice President and Group Executive in June 1983, Vice President and General Manager — Railway Maintenance Products Division in April 1985, Senior Vice President and Group Executive — Railroad Group in February 1987. Mr. Cooper was employed by the American Bridge Division of United States Steel Corporation from 1956 to 1979. Mr. Cooper received his degree in civil engineering from Pennsylvania State University.
     Louis J. Akers has served as a member of our board of directors since June 2008. Mr. Akers served as Vice Chairman of the Board of Directors of Ferris, Baker Watts, Inc. from December 2001 to June 1, 2006, and Chief Executive Officer from October 1998 to December 2001.
     Philip E. Cline has served as a member of our board of directors since January 1998. Since June 2001, Mr. Cline has served as the President of River City Associates, Inc. and General Manager of the Pullman Plaza Hotel in Huntington, West Virginia. He served as President of Monumental Concrete from June 1999 to June 2001. Mr. Cline served as President and Chief Executive Officer of Broughton Foods Company from November 1996 to June 1999. He was employed in various capacities, including Vice President and Treasurer, Executive Vice President and Consultant by J. H. Fletcher & Co., a manufacturer of underground mining equipment in Huntington, West Virginia from 1968 to 1996. He presently serves on the board of directors of J.H. Fletcher & Co.; the board of directors of the Logan Corporation, a distributor of mining industrial and construction supplies; and the board of directors of Champion Industries, Inc.
     Daniel P. Harrington has served as a member of our board of directors since January 1998. Since 1991, Mr. Harrington has served as the President, Chief Executive Officer and a director of HTV Industries, Inc., a privately held company engaged in manufacturing and investments in various industries. Mr. Harrington is President of TVI Corporation, which is a wholly-owned subsidiary of HTV Industries, Inc. Mr. Harrington is a director of Biopure Corporation in Cambridge, Massachusetts; Churchill Downs, Inc. in Louisville, Kentucky; and First Guaranty Bancshares in Hammond, Louisiana.
     Michael Perry has served as a member of our board of directors since April 2004. Mr. Perry served as Chief Executive Officer of Bank One West Virginia Corporation (formerly Key Centurion Bancshares, Inc.) from 1983 until his retirement in June 2001. He also served that institution as Chairman of the Board of Directors from November 1993 until June 2001, and as President from 1983 until 1993. Mr. Perry is a member of the board of directors of Champion Industries, Inc. and Arch Coal, Inc. He is also the co-founder of Heritage Farm Museum and Village.
     Douglas V. Reynolds has served as a member of our board of directors since January 1998. Mr. Reynolds has been engaged in the private practice of law since June 2003. He previously served as an attorney for the public defenders office of Cabell County from May 2001 to June 2003. Mr. Reynolds is President of the Transylvania Corporation, and a director of The Harrah & Reynolds Corporation, The Adams National Bank and Energy Services of America

Corporation. He also serves in the West Virginia House of Delegates. Mr. Reynolds is a graduate of Duke University and holds a law degree from West Virginia University. Mr. Reynolds is the son of Marshall T. Reynolds, our Chairman of the Board.
     Neal W. Scaggs has served as a member of our board of directors since January 1998. Since 1961, Mr. Scaggs has served as the President of Baisden Brothers, Inc. Mr. Scaggs is a director of Champion Industries, Inc., Premier Financial Bancorp, Inc., Energy Services of America Corp. and Logan Corporation. Mr. Scaggs also serves as Chairman of the Board of Directors of Bucane, Inc.
     Phillip Todd Shell has served as a member of our board of directors since September 2005. Since 1992 Mr. Shell has held the position of Chief Investment Officer of Guyan International. Mr. Shell has also been the Vice-President of Guyan Machinery Rebuilders since 2001, and serves on the board of directors of The Adams National Bank. Mr. Shell graduated from the University of Georgia in 1991, and received an MBA from Marshall University in 1996.
     Kirby J. Taylor has served as our Corporate Secretary and a member of our board of directors since December 1997. Mr. Taylor has been President and Chief Executive Officer of Action Business Consulting, a management-consulting firm, since April 2006, and served as President and Chief Operating Officer of Champion Industries, Inc. from September 2000 to January 2005. He served as a director of C.J. Hughes Company from September 2002 to August 2008, when it was acquired by Energy Services of America Corporation. Mr. Taylor is the Vice-President, Secretary and Treasurer of Pritchard Electric Company, Inc., an industrial electrical contractor, since May 1998. He previously spent four years with General Electric, twenty-two years with Tenneco Inc., two years with Outboard Marine Corp. and two years with Addington Resources, Inc.
     Thomas W. Wright has served as a member of our board of directors since April 2004. He has served as Chief Executive Officer of NexQuest, Inc. since 1996. From 1971 to 1996, Mr. Wright was President/Owner and then President of an industrial services company. Mr. Wright is a member of the board of directors of Premier Financial Bancorp, Inc. He previously served as Board Chairman of Rose Hill Christian School, and Regional Vice Chairman and board member for Kentucky Chamber of Commerce. He is a former member of the Eastern Kentucky University Foundation and a former director of National City Bank.
Executive Officers Who Are Not Directors
     Richard J. Jarosinski has been employed by the Company since 1975, and was appointed President and Chief Executive Officer effective October 1, 2006. Mr. Jarosinski was Group Vice President of the Company from February 2, 2005 through September 30, 2006, and President and General Manager of the Railway Maintenance Products Division from January 1998 through February 1, 2005. Mr. Jarosinski served as a member of our board of directors from January 1998 to May 2004. Mr. Jarosinski is a registered Professional Engineer in the state of Pennsylvania and has held various positions with trade associations in the rail industry.

     Konstantinos Papazoglou has been employed by the Company since 1978, and was appointed Executive Vice President and Chief Operating Officer effective October 1, 2006. Mr. Papazoglou was Group Vice President of the Company from February 2, 2005 through September 30, 2006, and President of the Portec, Rail Products Ltd. Division from August 1997 to February 1, 2005. Mr. Papazoglou served as a member of our board of directors from January 1998 to May 2004. Mr. Papazoglou holds both a Bachelor’s Degree and a Master’s Degree in Mechanical Engineering from Concordia University in Montreal, Quebec, Canada.
     John N. Pesarsick has been employed by the Company since 2003, and was appointed Chief Financial Officer in April 2006 and Assistant Secretary in June 2006. Mr. Pesarsick previously served as Corporate Controller for the Company and held various positions in the Corporate Accounting department. Prior to joining the Company in 2003, he was employed by NCS Healthcare, Inc. as a Regional Assistant Controller since 2000. Mr. Pesarsick began his career in public accounting with Ernst & Young, LLP and is a Certified Public Accountant, and holds a Bachelor’s Degree in Accounting from Robert Morris University.
     None of our directors or executive officers serves on the board of directors of any corporation or other organization that is a parent or affiliate of the Company, other than subsidiaries of the Company. The majority of our directors were nominated because they possessed extensive experience in senior management positions in a variety of industries, and as a result, were qualified to evaluate all of the factors that contribute to the Company’s performance, including but not limited to industry trends, sales and production data, business risks and financial data. In addition, Messrs. Perry and Douglas Reynolds have extensive experience as attorneys, and Mr. Douglas Reynolds has experience in governmental affairs.
Service on Public Company Boards
     Unless indicated, the service on boards of directors of public companies indicated below has been for at least five years.
     Mr. Marshall Reynolds is chairman of the board of directors and Messrs. Scaggs and Wright are directors of Premier Financial Bancorp, Inc. of Huntington, West Virginia, which has a class of securities registered pursuant to the Exchange Act.
     Mr. Marshall Reynolds is chairman of the board of directors and Messrs. Scaggs and Douglas Reynolds are a directors of Energy Services of America Corporation of Huntington, West Virginia, which has a class of securities registered pursuant to the Exchange Act.
     Mr. Marshall Reynolds is chairman of the board of directors and Mr. Harrington is a director of First Guaranty Bancshares, Inc. of Hammond, Louisiana, which has a class of securities registered pursuant to the Exchange Act.
     Mr. Perry is a director of Arch Coal, Inc. which has a class of securities registered pursuant to the Exchange Act.

     Messrs. Marshall and Douglas Reynolds and Shell were directors of Abigail Adams National Bancorp, Inc. of Washington D.C., which previously had a class of securities registered pursuant to the Exchange Act, but which filed a termination of registration in October 2009.
     Mr. Marshall Reynolds is chairman of the board of directors and Messrs. Cline, Perry, Akers and Scaggs are directors of Champion Industries, Inc. of Huntington, West Virginia, which has a class of securities registered pursuant to the Exchange Act.
     Mr. Scaggs is chairman of the board of directors and Messrs. Harrington, Marshall Reynolds and Wright are directors of First State Financial Corporation of Sarasota, Florida, which previously had a class of securities registered pursuant to the Exchange Act, but which filed a termination of registration in August 2009.
     Mr. Harrington is a director of Biopure Corporation of Cambridge, Massachusetts and Churchill Downs Inc., of Louisville, Kentucky, which have a class of securities registered pursuant to the Exchange Act.
Board Independence
     The board of directors consists of a majority of “independent directors” within the meaning of the NASDAQ corporate governance listing standards. The board of directors has determined that Messrs. Harrington, Perry, Scaggs, Shell, Akers and Wright, are “independent directors” within the meaning of such standards.
     The board of directors has adopted a policy that the independent directors of the board of directors shall meet in executive sessions periodically, which meetings may be held in conjunction with regularly scheduled board meetings.
     The board of directors has also determined that each member of the Audit Committee of the board of directors meets the independence requirements applicable to that committee prescribed by the NASDAQ Marketplace Rules, the SEC and the Internal Revenue Service.
     In determining the independence of our directors, the board of directors considered transactions between our directors and the Company which are not required to be disclosed under the federal securities laws. Based on this review the board of directors made the determination as to independence set forth above.
Board Leadership Structure and Risk Oversight
     Our board of directors is chaired by Marshall T. Reynolds, who is a non-executive director.
     We separate the roles of CEO and Chairman of the Board in recognition of the differences between the two roles. The CEO is responsible for setting the strategic direction for the Company and the day to day leadership and performance of the Company, while the Chairman of the Board provides guidance to the CEO and presides over meetings of the full board of directors.
     The role of the board of directors in the Company’s risk oversight process includes receiving regular reports from members of senior management on areas of material risk to the Company, including operational, financial, legal and regulatory, and strategic and reputational risks. The full board of directors receives these reports from the appropriate personnel within the Company to enable it to understand our risk identification, risk management and risk mitigation strategies.
Section 16(a) Beneficial Ownership Reporting Compliance
     Our common stock is registered with the SEC pursuant to Section 12(b) of the Exchange Act. Our officers and directors and beneficial owners of greater than 10% of our common stock (“10% beneficial owners”) are required to file reports on Forms 3, 4 and 5 with the SEC disclosing beneficial ownership and changes in beneficial ownership of the common stock. SEC rules require disclosure in our Proxy Statement or Annual Report on Form 10-K of the failure of an officer, director or 10% beneficial owner of our common stock to file a Form 3, 4 or 5 on a timely basis. Based on our review of ownership reports required to be filed for the year ended December 31, 2009, no executive officer, director or 10% beneficial owner of our shares of common stock failed to file ownership reports on a timely basis.
Meetings and Committees of the Board of Directors
     The board of directors meets quarterly, or more often as may be necessary. The board of directors has four standing committees: the executive committee, compensation committee, nominating committee and audit committee. The board of directors held four (4) regular meetings and no special meetings during 2009. All directors attended at least 75% in the aggregate of the total number of board meetings held. Of the directors serving on our committees, Mr. Shell attended fewer than 75% of the total number of committee meetings on which he served during 2009.
     We do not have a policy regarding director attendance at the annual meetings of shareholders. All of our directors attended the 2009 annual meeting of shareholders.
     Executive Committee. The executive committee generally has the power and authority to act on behalf of the board of directors while the board of directors is not in session, except as otherwise provided by law and subject at all times to the direction of the board of directors. The executive committee is comprised of Directors Marshall T. Reynolds (Chairman), Douglas V. Reynolds, Kirby J. Taylor and John S. Cooper. The executive committee did not meet during 2009.
     Compensation Committee. The compensation committee is responsible for recommending to the full board of directors the compensation of the chief executive officer and senior management, reviewing and administering overall compensation policy, including setting performance measures and goals, administering any stock-based compensation plans as may be adopted, establishing compensation of the board of directors and other matters of personnel policy and practice. The compensation committee is comprised of Directors Harrington (Chairman), Perry and Shell. Each member of the compensation committee is considered “independent” as defined in the NASDAQ corporate governance listing standards. Our board of directors has adopted a written charter for the compensation committee. A copy of the compensation committee charter is also available at our website at http://www.portecrail.com. The compensation committee met once during 2009.
     The Compensation Committee reserves the right to recommend elements of executive compensation to the board of directors for its approval. The Compensation Committee does not use strict numerical formulas to determine changes in compensation for our named executive officers; however, a variety of different factors are weighed in deliberations, including emphasis on profitability and scope of operations, experience and expertise, and management skills of the executive officers and their roles in our future success. While each of the quantitative and qualitative factors described above are considered by the Compensation Committee, such factors are not assigned a specific weight in evaluating the performance of our named executive officers. No compensation consultants were used in determining director or executive officer compensation for 2009.
     Nominating Committee. The nominating committee consists of Directors Scaggs (Chairman), Shell and Wright. Each member of the nominating committee is considered “independent” as defined in the NASDAQ corporate governance listing standards. Our board of directors has adopted a written charter for the nominating committee. A copy of the nominating committee charter is also available at our website at http://www.portecrail.com. The nominating committee met once during 2009.
     The functions of the nominating committee include the following:
•	to lead the search for individuals qualified to become members of the board of directors and to select director nominees to be presented for shareholder approval;
•	to review and monitor compliance with the requirements for board independence;
•	to review the committee structure and make recommendations to the board of directors regarding committee membership; and
•	to develop and recommend to the board of directors for its approval a set of corporate governance guidelines.
     The nominating committee identifies nominees by first evaluating the current members of the board of directors willing to continue in service. Current members of the board of directors with skills and experience that are relevant to our business and who are willing to continue in service are first considered for re-nomination, balancing the value of continuity of service by existing members of the board of directors with that of obtaining a new perspective. If any member of the board of directors does not wish to continue in service, or if the nominating committee or the board of directors decides not to nominate a member for re-election, or if the size of the board of directors is increased, the nominating committee would solicit suggestions for director candidates from all board members. In addition, the nominating committee is authorized by its charter to engage a third party to assist in the identification of director nominees. The nominating committee would seek to identify a candidate who at a minimum satisfies the following criteria:
•	has personal and professional ethics and integrity and whose values are compatible with ours;
•	has had experiences and achievements that have given him or her the ability to exercise and develop good business judgment;
•	is willing to devote the necessary time to the work of the board of directors and its committees, which includes being available for board and committee meetings;
•	is familiar with the communities in which we operate and/or is actively engaged in community activities;
•	is involved in other activities or interests that do not create a conflict with his or her responsibilities to us and our shareholders; and
•	has the capacity and desire to represent the balanced, best interests of our shareholders as a group, and not primarily a special interest group or constituency.
     The nominating committee will also take into account whether a candidate satisfies the criteria for “independence” under the NASDAQ corporate governance listing standards and, if a nominee is sought for service on the audit committee, the financial and accounting expertise of a candidate, including whether an individual qualifies as an “audit committee financial expert.”
     The board of directors seeks independent directors who represent a mix of backgrounds and experiences that will enhance the quality of the board of directors’ deliberations and decisions. Candidates shall have experience with one or more publicly traded companies or shall have achieved a high level of distinction in their chosen fields.
     Audit Committee. The audit committee consists of Directors Scaggs (Chairman), Harrington and Akers. Each member of the audit committee is considered “independent” as defined in the NASDAQ corporate governance listing standards and under SEC Rule 10A-3.
     The board of directors has determined that Director Akers qualifies as an “audit committee financial expert” as that term is used in the rules and regulations of the SEC. Mr. Akers has significant experience as a result of his many years of service as Chief Executive

Officer of Ferris, Baker, Watts, Inc. and his extensive knowledge in the investment banking field.
     The audit committee meets with our financial management and independent registered public accounting firm to review and discuss financial statements and disclosure matters to make recommendations to the board of directors with respect to such matters. The audit committee also has the authority to approve the annual appointment of our independent registered public accounting firm and to monitor the performance of such firm; to review with management the status of internal accounting controls, internal audit procedures and results; and to establish procedures for the reporting and resolution of complaints regarding conflicts of interest, accounting, internal accounting controls, and auditing matters.
     The audit committee met seven (7) times during 2009. The board of directors has adopted a written charter for the audit committee. A copy of the audit committee charter is available at our website at http://www.portecrail.com.
Procedures for the Nomination of Directors by Shareholders
     The nominating committee has adopted procedures for the submission of director nominees by shareholders. If a determination is made that an additional candidate is needed for the board of directors, the nominating committee will consider candidates submitted by our shareholders. Shareholders can submit the names of qualified candidates for director by writing to our Corporate Secretary at 900 Old Freeport Road, Pittsburgh, Pennsylvania 15238. The Corporate Secretary must receive a submission not less than 45 days prior to the anniversary date of our proxy materials for the preceding year’s annual meeting. The submission must include the following information:
•	a statement that the writer is a shareholder and is proposing a candidate for consideration by the nominating committee;
•	the name and address of the shareholder as they appear on our books and number of shares of our common stock that are owned beneficially by such shareholder (if the shareholder is not a holder of record, appropriate evidence of the shareholder’s ownership will be required);
•	the name, address and contact information for the candidate, and the number of shares of common stock that are owned by the candidate (if the candidate is not a holder of record, appropriate evidence of the shareholder’s ownership should be provided);
•	a statement of the candidate’s business and educational experience;
•	such other information regarding the candidate as would be required to be included in the proxy statement pursuant to SEC Regulation 14A;

•	a statement detailing any relationship between us and the candidate;
•	a statement detailing any relationship between the candidate and any of our customers, suppliers or competitors;
•	detailed information about any relationship or understanding between the proposing shareholder and the candidate; and
•	a statement that the candidate is willing to be considered and willing to serve as a director if nominated and elected.
     A nomination submitted by a shareholder for presentation by the shareholder at an annual meeting of shareholders will also need to comply with any additional procedural and informational requirements we may adopt in the future. There have been no changes in these procedures since they were last disclosed in the proxy statement for our 2009 annual meeting of shareholders.
Shareholder Communications with the Board
     A shareholder who wants to communicate with the board of directors or with any individual director can write to our Corporate Secretary at 900 Old Freeport Road, Pittsburgh, Pennsylvania 15238, Attention: Board Administration. The letter should indicate that the author is a shareholder and if shares are not held of record, should include appropriate evidence of stock ownership. Depending on the subject matter, management will:
•	forward the communication to the director or directors to whom it is addressed;
•	attempt to handle the inquiry directly, i.e. where it is a request for information about us or it is a stock-related matter; or
•	not forward the communication if it is primarily commercial in nature, relates to an improper or irrelevant topic, or is unduly hostile, threatening, illegal or otherwise inappropriate.
     At each board meeting, management shall present a summary of all communications received since the last meeting that were not forwarded and make those communications available to the directors.
Code of Ethics
     The board of directors adopted a Code of Business Conduct and Ethics that applies to all of our officers, directors and employees, and a Code of Ethics for the Chief Executive Officer, Chief Financial Officer and Principal Accounting Officer (collectively the “Codes”). The Codes are intended to promote honest and ethical conduct, full and accurate reporting and compliance with laws. A copy of the Code of Ethics is available on our website at

http://www.portecrail.com. Amendments to and waivers from the Code of Ethics will also be disclosed on our website.
Audit Committee Report
     In accordance with rules established by the SEC, the audit committee has prepared the following report for inclusion in this proxy statement:
     As part of its ongoing activities, the audit committee has:
•	reviewed and discussed with management and the independent registered public accounting firm our audited consolidated financial statements for the year ended December 31, 2009;
•	discussed with the independent registered public accounting firm the matters required to be discussed by Statement on Auditing Standards No. 61, Communications with Audit Committees, as amended; and
•	received the written disclosures and the letter from the independent registered public accounting firm required by Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees, and has discussed with the independent registered public accounting firm their independence.
     Based on the review and discussions referred to above, the audit committee recommended to the board of directors that the audited consolidated financial statements be included in our Annual Report on Form 10-K for the year ended December 31, 2009.
     This report shall not be deemed incorporated by reference by any general statement incorporating by reference this proxy statement into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that we specifically incorporate this information by reference, and shall not otherwise be deemed filed under such Acts.
     This report has been provided by the Audit Committee:
Neal W. Scaggs (Chairman)
Daniel P. Harrington
Louis J. Akers

Executive Compensation
     Chief Executive Officer Compensation
     Effective October 1, 2009, Mr. Jarosinski, our President and Chief Executive Officer, received an increase in his base salary of 5.0% resulting in a new annual base salary of $210,000. Mr. Jarosinski’s previous base salary increase occurred on October 1, 2008.
     Chief Operating Officer Compensation
     Effective October 1, 2009, Mr. Papazoglou, our Executive Vice-President and Chief Operating Officer, received an increase in his base salary of 4.7% resulting in a new annual base salary of $223,000 Canadian dollars (approximately $210,000 U.S. dollars applying the exchange rate in effect February 3, 2010). Mr. Papazoglou’s previous base salary increase occurred on October 1, 2008.
     Chief Financial Officer Compensation
     Effective October 1, 2009, Mr. Pesarsick, our Chief Financial Officer, received an increase in his base salary of 5.4% resulting in a new annual base salary of $137,000. Mr. Pesarsick’s previous base salary increase occurred on October 1, 2008.
     Summary Compensation Table. The following table shows the compensation of Richard J. Jarosinski, our President and Chief Executive Officer, Konstantinos Papazoglou, our Executive Vice President and Chief Operating officer, and John N. Pesarsick, our Chief Financial Officer (collectively our “Named Executive Officers”), who are our only executive officers to have received total compensation of $100,000 or more for services to Portec Rail Products, Inc. and its subsidiaries during the year ended December 31, 2009.
Summary Compensation Table

				Option	All other
Name and		Salary	Bonus	awards	compensation	Total
Principal Position	Year	($) (1)	($) (2)	($) (3)	($) (4)	($)
Richard J. Jarosinski,	2009	200,000	100,000	—	15,000	315,000
President and Chief	2008	185,000	92,500	18,400	16,000	311,900
Executive Officer

Konstantinos Papazoglou,	2009	188,300	94,100	—	15,100	297,500
Executive Vice President and	2008	189,200	95,100	18,400	15,300	318,000
Chief Operating Officer (5)

John N. Pesarsick,	2009	130,000	65,000	—	10,400	205,400
Chief Financial Officer	2008	122,500	61,300	18,400	11,000	213,200

(1)	Represents cash-basis salaries paid to our named executive officers in 2009 and 2008 rather than their annual salaries at a particular point in time.

(2)	Represents bonuses earned for 2009 and 2008, but paid in the first quarters of 2010 and 2009, respectively.

(3)	Represents the aggregate grant date fair value of 5,000 stock options awarded to each of the named executive officers on January 30, 2008. For further details regarding stock option awards, reference Footnote 18 of our 2008 consolidated financial statements reported on Form 10-K as filed with the Securities and Exchange Commission.

(4)	Amounts represent life, accidental death and dismemberment, and travel and accident insurance premiums for 2009 ($1,100 for Mr. Jarosinski; $1,700 for Mr. Papazoglou; and $700 for Mr. Pesarsick) paid by us. Additionally, amounts in this column include employer contributions under our 401(k) plan during 2009 ($13,900 for Mr. Jarosinski and $9,700 for Mr. Pesarsick) and our Canadian Simplified Pension Plan and Group Registered Retirement Savings Plan ($13,300 for Mr. Papazoglou). Perquisites and personal benefits are not included with all other compensation as they represent less than $10,000 of compensation in the aggregate.

(5)	Mr. Papazoglou receives all of his compensation in Canadian dollars. For 2009, the amounts in Canadian dollars are salary $213,000, bonus $106,500, and other compensation $16,900. The amounts presented in the table above were converted into U.S. dollars using an average foreign exchange rate for the full year 2009.
     Retirement Benefits
     Mr. Jarosinski will receive retirement benefits from the Portec Rail Products, Inc. Retirement Plan (the “Retirement Plan”), our noncontributory defined benefit pension plan. The board of directors of Portec Rail Products, Inc. voted on August 26, 2003 to freeze the Retirement Plan effective December 31, 2003, meaning that no benefits will accrue to participants after that date. Credited service earned after December 31, 2003, will not be taken into account and no new hire or rehired participants will be permitted to join the Retirement Plan after that date; however, the benefit that a person had earned as of December 31, 2003 will not be reduced in any way. Employees with five or more years of service are entitled to annual pension benefits beginning at age 65. The Retirement Plan permits early retirement at ages 55 through 64. If employees terminate before rendering five years of service, they forfeit the right to receive their accumulated plan benefits. Full and immediate vesting occurs upon the completion of five years of service. The pension benefits of a salaried participant under the Retirement Plan are equal to 1.4% of their final average earnings multiplied by credited service from December 31, 1991 through December 31, 2003. Additional benefit provisions apply for salaried employees hired prior to January 1, 1992. The normal form of benefit from the Retirement Plan for a single participant is a life annuity, or for a married participant, a qualified joint and survivor annuity.
     Mr. Jarosinski is eligible for benefits under the Retirement Plan, as he was part of our predecessor’s defined benefit pension plan (Portec Incorporated Employees Retirement Program), and as such, he is entitled to benefits accrued while a participant of that plan and has received credit for his years of service with Portec, Inc. Mr. Pesarsick and Papazoglou are not covered by the Retirement Plan, as Mr. Pesarsick was a new hire at the time the plan was frozen and Mr. Papazoglou is ineligible because he is a resident of Canada.
     Mr. Jarosinski and Mr. Pesarsick are participants in the qualified defined contribution 401(k) plan covering substantially all of our United States employees. Under the terms of the plan, the Company contributes 3% of each employee’s monthly compensation as a non-elective contribution and may also contribute up to 50% of the first 6% of each employee’s compensation contributed to the plan as an annual profit sharing match, depending on certain profitability thresholds.
     Mr. Papazoglou will receive benefits under our Canadian employee post-retirement benefit plan, which provides retiree life insurance, health care benefits, and dental care. The only requirement necessary for participation in this plan is ten years of service with the Company. Health care and dental care are lifetime benefits, which provide additional coverage to retirees over and above the medical insurance provided by the Canadian government. The Company does not make regular contributions to this plan; rather, the Company is responsible for the payment of the premiums to purchase this insurance.
     Mr. Papazoglou is covered by our Canadian Simplified Pension Plan, which is similar to a defined contribution plan. Under the terms of the plan, the Company may contribute 4% of his compensation as a non-elective contribution. For purposes of this plan, compensation includes the executive’s base salary and annual bonus. This amount is immediately vested, but cannot be withdrawn until age 65; however, the plan does permit early retirement before age 65. The provisions of the Canadian Simplified Pension Plan are the same for Mr. Papazoglou as they are for all non-union employees of our Canadian operation near Montreal.
     In addition, Mr. Papazoglou is covered by our Canadian Group Registered Retirement Savings Plan, which is also similar to a defined contribution plan. Under the terms of the plan, an employee may contribute the lesser of 18% of his compensation or the maximum allowable limit set by the Income Tax Act in Canada. Compensation includes the executive’s base salary and his annual bonus. The Company may contribute up to 30% of the first 6% contributed by the employee. The 30% contribution is at the discretion of management, and may be changed as long as the change is made prior to December 15th of the preceding year. Both the employee’s contribution and the 30% employer contribution vest immediately; however, neither the employee’s contribution nor the 30% contribution can be withdrawn without penalty unless a financial hardship exists. An employee may begin withdrawing from the plan at any time prior to the end of the calendar year in which he reaches age 69. The provisions of the Canadian Group Registered Retirement Savings Plan are the same for Mr. Papazoglou as they are for all non-union employees of our Canadian operation near Montreal.

     Outstanding Equity Awards at Year End. The following table sets forth information with respect to our outstanding equity awards as of December 31, 2009 for our named executive officers.
Outstanding Equity Awards at December 31, 2009

						Stock awards
								Equity
								incentive	Equity
	Option awards					# of		plan	incentive
			Equity			shares		awards: #	plan awards;
			incentive			or	Market	of	market or
			plan			units	value of	unearned	payout value
	# of		awards: # of			of	shares	shares,	of unearned
	securities	# of securities	securities			stock	or units	units or	shares, units
	underlying	underlying	underlying			that	of stock	other	or other
	unexercised	unexercised	unexercised	Option	Option	have	that	rights that	rights that
	options	options	unearned	exercise	expiration	not	have not	have not	have not
Name	exercisable	unexercisable	options	price	date	vested	vested	vested	vested
Richard J. Jarosinski,	1,000	4,000	—	$9.68	1/30/2018	—	$—	—	$—
President and Chief Executive Officer (1)	2,000	3,000	—	$9.65	1/16/2017	—	—	—	—

Konstantinos Papazoglou,	1,000	4,000	—	$9.68	1/30/2018	—	$—	—	$—
Executive Vice-President and Chief Operating Officer (1)	2,000	3,000	—	$9.65	1/16/2017	—	—	—	—

John N. Pesarsick,	1,000	4,000	—	$9.68	1/30/2018	—	$—	—	$—
Chief Financial Officer (1)	2,000	3,000	—	$9.65	1/16/2017	—	—	—	—

(1)	Each of our Executive Officers was granted 10,000 stock options (5,000 on January 16, 2007 and 5,000 on January 30, 2008). As of December 31, 2009, 2,000 options held by each Executive Officer have vested from the January 16, 2007 grant and 1,000 options held by each Executive Officer have vested from the January 30, 2008 grant. As of December 31, 2009, 3,000 options held by each Executive Officer remain unvested from the January 16, 2007 grant and 4,000 options held by each Executive Officer remain unvested from the January 30, 2008 grant.
     In June 2006, our shareholders ratified the Portec Rail Products, Inc. 2006 Stock Option Plan (the “Option Plan”), which authorizes the issuance of up to 150,000 shares of common stock of Portec Rail Products, Inc. pursuant to grants of incentive and non-statutory stock options. The Option Plan will be able to make awards to the extent shares are available for a period of ten years from the date of shareholder approval, or until June 8, 2016. On January 30, 2008 and January 16, 2007, the Compensation Committee of our board of directors approved the granting of 5,000 stock options with an exercise price of $9.68 and $9.65 per stock option, respectively, to Messrs. Jarosinski, Papazoglou, and Pesarsick. The stock options will vest ratably over a five-year vesting period and will expire on January 30, 2018 and January 16, 2017, respectively.
Director Compensation
     Our directors are paid $500 for each meeting of the board of directors that they attend. No committee fees have been paid. All directors are entitled to be reimbursed for their expenses incurred while attending meetings of the board of directors.

     Directors’ Summary Compensation Table. Set forth below is summary compensation for each of our directors for 2009.
Director Compensation

	Fees earned or	Total
Name	paid in cash ($)	($)
Marshall T. Reynolds	$2,000	$2,000
John S. Cooper (1)	$50,600	$50,600
Louis J. Akers	$2,000	$2,000
Philip E. Cline	$1,500	$1,500
Daniel P. Harrington	$2,000	$2,000
A. Michael Perry	$1,500	$1,500
Douglas V. Reynolds	$1,500	$1,500
Neal W. Scaggs	$2,000	$2,000
Philip Todd Shell	$2,000	$2,000
Kirby Taylor (2)	$44,000	$44,000
Thomas W. Wright	$2,000	$2,000

(1)	Mr. Cooper received director fees of $500 for each meeting that he attended. In addition, Mr. Cooper received a total of $48,600 for consulting services performed during 2009 under a consulting agreement entered into effective January 1, 2008.

(2)	Mr. Taylor received director fees of $500 for each meeting that he attended. In addition, Mr. Taylor received a total of $42,000 for consulting services performed during 2009.
Certain Relationships and Related Transactions
     Since January 1, 2008, we and our subsidiaries have not had any transactions or series of transactions, in which the amount involved exceeds $120,000 and in which our directors, executive officers or 5% or more shareholders have a direct or indirect material interest.
     As of December 31, 2009, we had a credit facility with an outstanding principal balance of $1.7 million with Boone County Bank, Inc., a related party. Boone County Bank, Inc. is a wholly-owned subsidiary of Premier Financial Bancorp, Inc. located in Madison, West Virginia. Our Chairman of the Board of Directors is the Chairman of the Board of Directors and a shareholder of Premier Financial Bancorp, Inc. We believe that our credit facility with Boone County Bank, Inc. is on terms comparable to those obtained by a non-affiliated third party.
     In addition, the Company intends to make a payment to the Executive Officers and to Gary P. Bale, the Company’s Managing Director of United Kingdom Materials Handling Division, at or immediately prior to the Effective Time, in an amount equal to one year’s base salary. The Company also intends to pay to Kirby Taylor a bonus as compensation for services performed in assisting the Company’s Chairman of the Board in managing and negotiating the Contemplated Transactions on behalf of the Company (in consultation with, and at the direction of, the Company’s Chairman of the Board), for coordinating due diligence efforts on behalf of the Company and for attending due diligence reviews conducted by L. B. Foster in Canada, the United States and the United Kingdom. The payment to Mr. Taylor is contingent upon the consummation of the Merger. The following table sets forth the amounts of these payments:

Payment
Executive	Amount
Richard J. Jarosinski	$210,000
Konstantinos Papazoglou	$210,000
John N. Pesarsick	$137,000
Gary P. Bale	$141,000
Kirby J. Taylor	$350,000
     Information with respect to payments to Mr. Papazoglou is presented in U.S. dollars, and has been converted from Canadian dollars using a foreign exchange rate as of the close of business on February 3, 2010. The amount in Canadian dollars is $223,000. Information with respect to payments to Mr. Bale is presented in U.S. dollars, and has been converted from British pounds sterling using a foreign exchange rate as of the close of business on February 3, 2010. The amount in British pounds sterling is £88,000. The actual value, in U.S. dollars, of the payments to be made to Messrs. Papazoglou and Bale will depend on the exchange rates at the time of payment.
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
     Persons and groups who beneficially own in excess of five percent of the Common Stock are required to file certain reports with the Securities and Exchange Commission regarding such ownership. The following table sets forth, as of December 31, 2009 (except as noted below), the shares of Common Stock beneficially owned by each person who was the beneficial owner of more than five percent of our outstanding shares of Common Stock, as well as the shares owned by our directors and executive officers as a group.

	Amount of Shares
	Owned and Nature	Percent of Shares
Name and Address of	of Beneficial	of Common Stock
Beneficial Owners	Ownership(1)	Outstanding
All Directors and Executive Officers(2)	2,943,236	30.60%
as a Group (15 persons)

Principal Shareholders:

Marshall T. Reynolds	1,033,318 (3)	10.76%
P.O. Box 4040 Huntington, WV 25729

Daniel P. Harrington	745,446 (4)	7.76%
30195 Chagrin Boulevard Suite 310 Pepper Pike, OH 44124

First Eagle Investment Management LLC	651,264 (5)	6.78%
1345 Avenue of the Americas New York, NY 10105

(1)	In accordance with Rule 13d-3 under the Securities Exchange Act of 1934, a person is deemed to be the beneficial owner for purposes of this table of any shares of common stock if he has sole or shared voting or investment power with respect to such security, or has a right to acquire beneficial ownership at any time within 60 days from the date as of which beneficial ownership is being determined. As used herein, “voting power” is the power to vote or direct the voting of shares and “investment power” is the power to dispose or direct the disposition of shares. Includes all shares held directly as well as by spouses and minor children, in trust and other indirect ownership, over which shares the named individuals effectively exercise sole or shared voting and investment power.

(2)	The Group includes, for purposes of this table, Gary P. Bale, Managing Director — CI Logistics. Mr. Bale is not considered an “executive officer” under applicable SEC regulations; however, because he is receiving certain cash payments in connection with the Merger in addition to payment of the Per Share Price for the common stock that he holds, his beneficial ownership is included in this table for purposes of clarifying total payments to all individuals receiving cash payments.

(3)	Mr. Reynolds has sole voting and investment power over all reported shares, except for 12,246 shares that are beneficially owned by Mr. Reynolds’ spouse.

(4)	Mr. Harrington’s beneficial ownership includes shared voting and investment power over 699,446 shares held by TVI Corp., of which Mr. Harrington is President and Chief Executive Officer, and sole voting and investment power over 46,000 shares held by the Gates Mills Family Partnership, of which Mr. Harrington is the general partner.

(5)	Based on Schedule 13D filed with the SEC on April 22, 2010. First Eagle Investment Management LLC claims shared voting and investment power over 651,264 shares.

ANNEX II
Fairness Opinion of Chaffe & Associates, Inc.

February 11, 2010
Board of Directors
Portec Rail Products, Inc.
900 Old Freeport Road
Pittsburgh, PA 15238-8250
Gentlemen:
You have requested our opinion as to the fairness, from a financial point of view, to the holders of the common stock of Portec Rail Products, Inc. (“Portec” or “Company”) of the Per Share Price (as defined below) to be paid to such holders in the proposed Offer and Merger (each defined below) pursuant to the draft Agreement and Plan of Merger, date as of February 9, 2010 (the “Merger Agreement”), among the Company, Foster Thomas Company (“Purchaser”) and L. B. Foster Company (“Parent”).
Pursuant to the Merger Agreement, the Parent shall cause the Purchaser to make a tender offer (the “Offer”) to purchase all shares of the Company’s common stock (such shares of common stock being the “Shares” and each, a “Share”) at a price for each Share equal to $11.71 (the “Per Share Price”) payable in cash. The Merger Agreement further provides, among other things, that following the consummation of the Offer, and subject to satisfaction of the Minimum Condition (defined below), the satisfaction or waiver of other conditions set forth in the Merger Agreement and in accordance with the relevant provisions of the West Virginia Business Corporation Act (the “WVBCA”) and other applicable law, Purchaser will be merged with and into the Company (the “Merger”), and each Share that is outstanding and has not been accepted for payment pursuant to the Offer (other than Shares that are held by the Parent or any of its subsidiaries, or Shares that are held by stockholders of the Company, if any, who properly perfect their appraisal rights under the WVBCA) will be cancelled and converted into the right to receive cash in an amount equal to the Per Share Price. The Offer and the Merger, together and not separately, are referred to herein as the “Contemplated Transactions.”
The Minimum Condition requires that the number of Shares that have been validly tendered and not properly withdrawn prior to the expiration of the Offer together with the number of Shares (if any) then owned by the Parent or any of its subsidiaries (excluding any Top-Up Shares, as defined in the Merger Agreement) represents at least 65% of the Fully Diluted Number of Company Shares (meaning the sum of (x) the aggregate number of Shares outstanding immediately prior to the acceptance of Shares pursuant to the Offer, plus (y) the aggregate number of Shares issuable upon the exercise of any option, warrant, other right to acquire capital stock of the Company or other security exercisable for or convertible into Shares or other capital stock of the Company, any of which is outstanding immediately prior to the acceptance of Shares pursuant to the Offer.
Chaffe & Associates, Inc. (“Chaffe”), as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, fairness opinions and valuations for estate, corporate, and various other purposes. Chaffe is acting as financial advisor to the Board of Directors of the Company in connection with the fairness of the Per Share Price in the Contemplated Transactions. During the past two years, we have provided no other services to the Company. We will receive a fee upon delivery of this opinion. Compensation for our services, including the preparation and delivery of this opinion, is not dependent or contingent upon the completion of the Contemplated Transactions, and is not related to or based upon the nature of the findings made herein. Neither Chaffe nor any of its principal officers or shareholders has an ownership interest in the Company. The Company has agreed to reimburse Chaffe for our expenses and to indemnify us for certain liabilities that may arise in connection to the Contemplated Transactions. In the two years prior to the date hereof, Chaffe has provided financial advisory services to other companies affiliated with Mr. Marshall Reynolds, Chairman of the board of directors of Portec.
In arriving at our opinion, Chaffe, among other things: (i) reviewed the draft dated February 9, 2010 of the Merger Agreement and certain other draft documents related to the proposed Offer; (ii) reviewed certain publicly-available financial statements and other business and financial information of the Company; (iii) reviewed Portec’s internal financial statement for the year ended December 31, 2009, along with certain non-public, internal financial and operating information related to the Company, prepared by senior management of Portec, which we believed to be relevant to our inquiry; (iv) reviewed the Company’s internal financial projections for years 2010 — 2012, as prepared by Portec senior management, including both “probable case” and “best case” scenarios, (v) interviewed and discussed the past and current operations, financial condition and prospects of the Company with members of Portec’s senior management and board of directors; (vi) reviewed historical reported prices and trading activity for the Company common stock; (vii) compared the financial performance of the Company and the prices of the Company common stock with those for certain publicly-traded companies and their securities we considered to be generally comparable; (viii) reviewed the financial terms, to the extent publicly available, of certain comparable business combinations which we deemed relevant; and (ix) performed such other analyses and examinations, and considered such other financial, economic and market criteria as Chaffe deemed appropriate to this opinion. We have further relied upon the assurances of Portec’s senior management that they are not aware of any facts that would render the above information inaccurate, incomplete or misleading.
Chaffe has not assumed responsibility for independent verification of, and has not independently verified, any information considered in connection with rending its opinion, whether publicly available or furnished or otherwise made available to it, concerning Portec, including without limitation, any financial information. For purposes of our opinion, Chaffe has, with your permission, assumed and relied upon the accuracy, completeness, and fair presentation of all such information reviewed by us. Chaffe has not conducted a physical inspection of the properties or assets of Portec and has not made an independent evaluation or appraisal of the value of the Company’s assets or liabilities (contingent or otherwise), but with your consent, has relied on valuations and appraisals provided to us. Chaffe neither conducts nor provides environmental assessments and has not performed one for Portec’s properties. Chaffe has been provided information by the Company and its advisors about certain potential environmental liabilities relating to Portec, which the Company has quantified. Chaffe relied on the Company’s analysis, and to the extent determined by such analysis, took such liabilities into account in rendering this opinion. Furthermore, our opinion does not address, and we accept no responsibility or liability for, any legal, regulatory, taxation, or accounting matters, as to which we understand that the Company has obtained such advice as it deemed necessary from qualified professionals.
With respect to the Company’s financial projections, Chaffe has assumed, with your consent, that they are reasonably prepared on bases reflecting Portec senior management’s best currently available estimates of future financial performance, and that they are a reasonable basis upon which to evaluate the business and financial prospects of Portec for purposes of our analysis and opinion. We express no view with respect to such forecasts or the assumptions on which they were based.
Our opinion is necessarily based upon financial, economic, market and other conditions as they exist and can be evaluated as of the date hereof. It should be understood that developments subsequent to this date may affect this opinion, which we are under no obligation to update, revise, or reaffirm.
In rendering this opinion, we have assumed, with the Company’s consent, that, in all respects material to our analysis, the Contemplated Transactions will be consummated in accordance with the terms described in the Merger Agreement and related documents we have examined, without any material waiver, modification or amendment of any terms, condition or agreement. We have also assumed that all governmental, regulatory, or other consents and approvals necessary for the consummation of the Merger will be obtained without any material adverse effect on the Company or the Merger.
We express no view or opinion as to any terms or aspects of the Offer or the Merger (other than the Per Share Price to the extent expressly specified herein), including, without limitation, the form or structure of the Offer and Merger or the Per Share Price, and the tax treatment of the Offer and Merger to various constituencies. We express no opinion with respect to the amount or nature of any compensation to any officer, director or employee of the Company, or with respect to the fairness of such compensation. Although we evaluated the Per Share Price to be paid in the Contemplated Transactions from a financial point of view, we were not asked, and did not recommend, the specific amount of the Per Share Price. In addition, we express no view or opinion as to (1) the relative merits of the Contemplated Transactions in comparison to any other transactions available to the Company and its stockholders, or (2) the underlying business decision of the board of directors of the Company to recommend the Offer and the Merger to the Company’s stockholders, or the Company’s decision to proceed with or effect the Merger. This opinion is not a recommendation to any stockholder as to whether such stockholder should tender such stockholder’s Shares pursuant to the Offer.

This fairness opinion has been approved and authorized for issuance by Chaffe’s fairness opinion review committee. The opinion is provided solely for the benefit and use of the Board of Directors of the Company, in their capacity as Directors of the Company, in connection with and for the purposes of their consideration of the proposed Offer and Merger. Our opinion may not be reproduced, summarized, described or referred to or given to any other person without our prior consent. Notwithstanding the foregoing, this opinion may be made public by Portec, provided that this opinion will be reproduced in full, and any description of or reference to us or our actions, or any summary of the opinion in such information, will be in a form reasonably acceptable to us.
Based upon and subject to the foregoing, including the various factors, assumptions, qualifications and limitations set forth herein, and based upon such other matters as we considered relevant, it is our opinion as of the date hereof, that the Per Share Price to be received in the Contemplated Transactions by the holders of Shares is fair, from a financial point of view, to such holders.
Very truly yours,
CHAFFE & ASSOCIATES, INC.

ANNEX III
Article 13 of the West Virginia Business Corporation Act

ARTICLE 13. APPRAISAL RIGHTS.
PART 1. RIGHT TO APPRAISAL AND PAYMENT FOR SHARES.
§31D-13-1301. Definitions.
In this article:
     (1) ”Affiliate” means a person that directly or indirectly through one or more intermediaries controls, is controlled by or is under common control with another person or is a senior executive. For purposes of subdivision (4), subsection (b), section one thousand three hundred two of this article, a person is deemed to be an affiliate of its senior executives.
     (2) ”Beneficial shareholder” means a person who is the beneficial owner of shares held in a voting trust or by a nominee on the beneficial owner’s behalf.
     (3) ”Corporation” means the issuer of the shares held by a shareholder demanding appraisal and, for matters covered in sections one thousand three hundred twenty-two, one thousand three hundred twenty-three, one thousand three hundred twenty-four, one thousand three hundred twenty-five, one thousand three hundred twenty-six, one thousand three hundred thirty and one thousand three hundred thirty-one of this article, includes the surviving entity in a Merger.
     (4) “Fair value” means the value of the corporation’s shares determined:
     (A) Immediately before the effectuation of the corporate action to which the shareholder objects;
     (B) Using customary and current valuation concepts and techniques generally employed for similar businesses in the context of the transaction requiring appraisal; and
     (C) Without discounting for lack of marketability or minority status except, if appropriate, for amendments to the articles pursuant to subdivision (5), subsection (a), section one thousand three hundred two of this article.
     (5) ”Interest” means interest from the effective date of the corporate action until the date of payment, at the rate of interest on judgments in this state on the effective date of the corporate action.
     (6) ”Preferred shares” means a class or series of shares whose holders have preference over any other class or series with respect to distributions.
     (7) ”Record shareholder” means the person in whose name shares are registered in the records of the corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with the corporation.

     (8) ”Senior executive” means the chief executive officer, chief operating officer, chief financial officer and anyone in charge of a principal business unit or function.
     (9) ”Shareholder” means both a record shareholder and a beneficial shareholder.
§31D-13-1302. Right to appraisal.
     (a) A shareholder is entitled to appraisal rights, and to obtain payment of the fair value of that shareholder’s shares, in the event of any of the following corporate actions:
     (1) Consummation of a Merger to which the corporation is a party: (A) If shareholder approval is required for the Merger by section one thousand one hundred four, article eleven of this chapter and the shareholder is entitled to vote on the Merger, except that appraisal rights may not be available to any shareholder of the corporation with respect to shares of any class or series that remain outstanding after consummation of the Merger; or (B) if the corporation is a subsidiary and the Merger is governed by section one thousand one hundred five, article eleven of this chapter;
     (2) Consummation of a share exchange to which the corporation is a party as the corporation whose shares will be acquired if the shareholder is entitled to vote on the exchange, except that appraisal rights may not be available to any shareholder of the corporation with respect to any class or series of shares of the corporation that is not exchanged;
     (3) Consummation of a disposition of assets pursuant to section one thousand two hundred two, article twelve of this chapter if the shareholder is entitled to vote on the disposition;
     (4) An amendment of the articles of incorporation with respect to a class or series of shares that reduces the number of shares of a class or series owned by the shareholder to a fraction of a share if the corporation has the obligation or right to repurchase the fractional share so created; or
     (5) Any other amendment to the articles of incorporation, Merger, share exchange or disposition of assets to the extent provided by the articles of incorporation, bylaws or a resolution of the board of directors.
     (b) Notwithstanding subsection (a) of this section, the availability of appraisal rights under subdivisions (1), (2), (3) and (4), subsection (a) of this section are limited in accordance with the following provisions:
     (1) Appraisal rights may not be available for the holders of shares of any class or series of shares which is:
     (A) Listed on the New York stock exchange or the American stock exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc.; or

     (B) Not so listed or designated, but has at least two thousand shareholders and the outstanding shares of a class or series has a market value of at least twenty million dollars, exclusive of the value of the shares held by its subsidiaries, senior executives, directors and beneficial shareholders owning more than ten percent of the shares.
     (2) The applicability of subdivision (1), subsection (b) of this section is to be determined as of:
     (A) The record date fixed to determine the shareholders entitled to receive notice of, and to vote at, the meeting of shareholders to act upon the corporate action requiring appraisal rights; or
     (B) The day before the effective date of the corporate action if there is no meeting of shareholders.
     (3) Subdivision (1), subsection (b) of this section is not applicable and appraisal rights are to be available pursuant to subsection (a) of this section for the holders of any class or series of shares who are required by the terms of the corporate action requiring appraisal rights to accept for the shares anything other than cash or shares of any class or any series of shares of any corporation, or any other proprietary interest of any other entity, that satisfies the standards set forth in subdivision (1), section (b) of this section at the time the corporate action becomes effective.
     (4) Subdivision (1), subsection (b) of this section is not applicable and appraisal rights are to be available pursuant to subsection (a) of this section for the holders of any class or series of shares where any of the shares or assets of the corporation are being acquired or converted, whether by Merger, share exchange or otherwise, pursuant to the corporate action by a person, or by an affiliate of a person, who: (A) Is, or at any time in the one-year period immediately preceding approval by the board of directors of the corporate action requiring appraisal rights was, the beneficial owner of twenty percent or more of the voting power of the corporation, excluding any shares acquired pursuant to an offer for all shares having voting power if the offer was made within one year prior to the corporate action requiring appraisal rights for consideration of the same kind and of a value equal to or less than that paid in connection with the corporate action; or (B) for purpose of voting their shares of the corporation, each member of the group formed is deemed to have acquired beneficial ownership, as of the date of the agreement, of all voting shares of the corporation beneficially owned by any member of the group.
     (c) Notwithstanding any other provision of section one thousand three hundred two of this article, the articles of incorporation as originally filed or any amendment to the articles of incorporation may limit or eliminate appraisal rights for any class or series of preferred shares, but any limitation or elimination contained in an amendment to the articles of incorporation that limits or eliminates appraisal rights for any of the shares that are outstanding immediately prior to the effective date of the amendment or that the corporation is or may be required to issue or sell pursuant to any conversion, exchange or other right existing immediately before the effective date of the amendment does not apply to any corporate action that becomes effective within one year of that date if the action would otherwise afford appraisal rights.
     (d) A shareholder entitled to appraisal rights under this article may not challenge a completed corporate action for which appraisal rights are available unless the corporate action:
     (1) Was not effectuated in accordance with the applicable provisions of article ten, eleven or twelve of this chapter or the corporation’s articles of incorporation, bylaws or board of directors’ resolution authorizing the corporate action; or
     (2) Was procured as a result of fraud or material misrepresentation.
§31D-13-1303. Assertion of rights by nominees and beneficial owners.
     (a) A record shareholder may assert appraisal rights as to fewer than all the shares registered in the record shareholder’s name but owned by a beneficial shareholder only if the record shareholder objects with respect to all shares of the class or series owned by the beneficial shareholder and notifies the corporation in writing of the name and address of each beneficial shareholder on whose behalf appraisal rights are being asserted. The rights of a record shareholder who asserts appraisal rights for only part of the shares held of record in the record shareholder’s name under this subsection are to be determined as if the shares as to which the record shareholder objects and the record shareholder’s other shares were registered in the names of different record shareholders.
     (b) A beneficial shareholder may assert appraisal rights as to shares of any class or series held on behalf of the shareholder only if the shareholder:
     (1) Submits to the corporation the record shareholder’s written consent to the assertion of the rights no later than the date referred to in paragraph (D), subdivision (2), subsection (b), section one thousand three hundred twenty-two of this article; and
     (2) Does so with respect to all shares of the class or series that are beneficially owned by the beneficial shareholder.
PART 2. PROCEDURE FOR EXERCISE OF APPRAISAL RIGHTS.
§31D-13-1320. Notice of appraisal rights.
     (a) If proposed corporate action described in subsection (a), section one thousand three hundred two of this article is to be submitted to a vote at a shareholders’ meeting, the meeting notice must state that the corporation has concluded that shareholders are, are not or may be entitled to assert appraisal rights under this article. If the corporation concludes that appraisal rights are or may be available, a copy of this article must accompany the meeting notice sent to those record shareholders entitled to exercise appraisal rights.
     (b) In a Merger pursuant to section one thousand one hundred five, article eleven of this chapter, the parent corporation must notify in writing all record shareholders of the subsidiary who are entitled to assert appraisal rights that the corporate action became effective. The notice must be sent within ten days after the corporate action became effective and include the materials described in section one thousand three hundred twenty-two of this article.
§31D-13-1321. Notice of intent to demand payment.
     (a) If proposed corporate action requiring appraisal rights under section one thousand three hundred two of this article is submitted to a vote at a shareholders’ meeting, a shareholder who wishes to assert appraisal rights with respect to any class or series of shares:
     (1) Must deliver to the corporation before the vote is taken written notice of the shareholder’s intent to demand payment if the proposed action is effectuated; and
     (2) Must not vote, or cause or permit to be voted, any shares of the class or series in favor of the proposed action.
     (b) A shareholder who does not satisfy the requirements of subsection (a) of this section is not entitled to payment under this article.
§31D-13-1322. Appraisal notice and form.
     (a) If proposed corporate action requiring appraisal rights under subsection (a), section one thousand three hundred two of this article becomes effective, the corporation must deliver a written appraisal notice and form required by subdivision (1), subsection (b) of this section to all shareholders who satisfied the requirements of section one thousand three hundred twenty-one of this article. In the case of a Merger under section one thousand one hundred five, article eleven of this chapter, the parent must deliver a written appraisal notice and form to all record shareholders who may be entitled to assert appraisal rights.
     (b) The appraisal notice must be sent no earlier than the date the corporate action became effective and no later than ten days after that date and must:
     (1) Supply a form that specifies the date of the first announcement to shareholders of the principal terms of the proposed corporate action and requires the shareholder asserting appraisal rights to certify: (A) Whether or not beneficial ownership of those shares for which appraisal rights are asserted was acquired before that date; and (B) that the shareholder did not vote for the transaction;
     (2) State:
     (A) Where the form must be sent and where certificates for certificated shares must be deposited and the date by which those certificates must be deposited, which date may not be earlier than the date for receiving the required form under this subdivision;
     (B) A date by which the corporation must receive the form which date may not be fewer than forty nor more than sixty days after the date the appraisal notice and form required by subsection (a) of this section are sent and state that the shareholder is deemed to have waived the right to demand appraisal with respect to the shares unless the form is received by the corporation by the specified date;
     (C) The corporation’s estimate of the fair value of the shares;
     (D) That, if requested in writing, the corporation will provide, to the shareholder so requesting, within ten days after the date specified in paragraph (B) of this subdivision the number of shareholders who return the forms by the specified date and the total number of shares owned by them; and
     (E) The date by which the notice to withdraw under section one thousand three hundred twenty-three of this article must be received, which date must be within twenty days after the date specified in paragraph (B) of this subdivision; and
     (3) Be accompanied by a copy of this article.
§31D-13-1323. Perfection of rights; right to withdraw.
     (a) A shareholder who receives notice pursuant to section one thousand three hundred twenty-two of this article and who wishes to exercise appraisal rights must certify on the form sent by the corporation whether the beneficial owner of the shares acquired beneficial ownership of the shares before the date required to be set forth in the notice pursuant to subdivision (1), subsection (b), section one thousand three hundred twenty-two of this article. If a shareholder fails to make this certification, the corporation may elect to treat the shareholder’s shares as after-acquired shares under section one thousand three hundred twenty-five of this article. In addition, a shareholder who wishes to exercise appraisal rights must execute and return the form and, in the case of certificated shares, deposit the shareholder’s certificates in accordance with the terms of the notice by the date referred to in the notice pursuant to paragraph (B), subdivision (2), subsection (b), section one thousand three hundred twenty-two of this article. Once a shareholder deposits the shareholder’s certificates or, in the case of uncertificated shares, returns the executed forms, that shareholder loses all rights as a shareholder unless the shareholder withdraws pursuant to subsection (b) of this section.
     (b) A shareholder who has complied with subsection (a) of this section may decline to exercise appraisal rights and withdraw from the appraisal process by so notifying the corporation in writing by the date set forth in the appraisal notice pursuant to paragraph (E), subdivision (2), subsection (b), section one thousand three hundred twenty-two of this article. A shareholder who fails to withdraw from the appraisal process by that date may not withdraw without the corporation’s written consent.
     (c) A shareholder who does not execute and return the form and, in the case of certificated shares, deposit the shareholder’s share certificates where required, each by the date set forth in the notice described in subsection (b), section one thousand three hundred twenty-two of this article, is not entitled to payment under this article.

§31D-13-1324. Payment.
     (a) Except as provided in section one thousand three hundred twenty-five of this article, within thirty days after the form required by paragraph (B), subdivision (2), subsection (b), section one thousand three hundred twenty-two of this article is due, the corporation shall pay in cash to those shareholders who complied with subsection (a), section one thousand three hundred twenty-three of this article the amount the corporation estimates to be the fair value of their shares, plus interest.
     (b) The payment to each shareholder pursuant to subsection (a) of this article must be accompanied by:
     (1) Financial statements of the corporation that issued the shares to be appraised, consisting of a balance sheet as of the end of a fiscal year ending not more than sixteen months before the date of payment, an income statement for that year, a statement of changes in shareholders’ equity for that year and the latest available interim financial statements, if any;
     (2) A statement of the corporation’s estimate of the fair value of the shares, which estimate must equal or exceed the corporation’s estimate given pursuant to paragraph (C), subdivision (2), subsection (b), section one thousand three hundred twenty-two of this article; and
     (3) A statement that shareholders described in subsection (a) of this section have the right to demand further payment under section one thousand three hundred twenty-six of this article and that if any shareholder does not make a demand for further payment within the time period specified, shareholder is deemed to have accepted the payment in full satisfaction of the corporation’s obligations under this article.
§31D-13-1325. After-acquired shares.
     (a) A corporation may elect to withhold payment required by section one thousand three hundred twenty-four of this article from any shareholder who did not certify that beneficial ownership of all of the shareholder’s shares for which appraisal rights are asserted was acquired before the date set forth in the appraisal notice sent pursuant to subdivision (1), subsection (b), section one thousand three hundred twenty-two of this article.
     (b) If the corporation elected to withhold payment under subsection (a) of this section, it must, within thirty days after the form required by paragraph (B), subdivision (2), subsection (b), section one thousand three hundred twenty-two of this article is due, notify all shareholders who are described in subsection (a) of this section:
     (1) Of the information required by subdivision (1), subsection (b), section one thousand three hundred twenty-four of this article;
     (2) Of the corporation’s estimate of fair value pursuant to subdivision (2), subsection (b), section one thousand three hundred twenty-four of this article;

     (3) That they may accept the corporation’s estimate of fair value, plus interest, in full satisfaction of their demands or demand appraisal under section one thousand three hundred twenty-six of this article;
     (4) That those shareholders who wish to accept the offer must notify the corporation of their acceptance of the corporation’s offer within thirty days after receiving the offer; and
     (5) That those shareholders who do not satisfy the requirements for demanding appraisal under section one thousand three hundred twenty-six of this article are deemed to have accepted the corporation’s offer.
     (c) Within ten days after receiving the shareholder’s acceptance pursuant to subsection (b) of this section, the corporation must pay in cash the amount it offered under subdivision (2), subsection (b) of this section to each shareholder who agreed to accept the corporation’s offer in full satisfaction of the shareholder’s demand.
     (d) Within forty days after sending the notice described in subsection (b) of this section, the corporation must pay in cash the amount it offered to pay under subdivision (2), subsection (b) of this section to each shareholder described in subdivision (5), subsection (b) of this section.
§31D-13-1326. Procedure if shareholder dissatisfied with payment or offer.
     (a) A shareholder paid pursuant to section one thousand three hundred twenty-four of this article who is dissatisfied with the amount of the payment must notify the corporation in writing of that shareholder’s estimate of the fair value of the shares and demand payment of that estimate plus interest and less any payment due under section one thousand three hundred twenty-four of this article. A shareholder offered payment under section one thousand three hundred twenty-five of this article who is dissatisfied with that offer must reject the offer and demand payment of the shareholder’s stated estimate of the fair value of the shares plus interest.
     (b) A shareholder who fails to notify the corporation in writing of that shareholder’s demand to be paid the shareholder’s stated estimate of the fair value plus interest under subsection (a) of this section within thirty days after receiving the corporation’s payment or offer of payment under sections one thousand three hundred twenty-four or one thousand three hundred twenty-five of this article, respectively, waives the right to demand payment under this section and is entitled only to the payment made or offered pursuant to those respective sections.
PART 3. JUDICIAL APPRAISAL OF SHARES.
§31D-13-1330. Court action.
     (a) If a shareholder makes demand for payment under section one thousand three hundred twenty-six of this article which remains unsettled, the corporation shall commence a proceeding within sixty days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the sixty-day period, it shall pay in cash to each shareholder the amount the shareholder demanded pursuant to section one thousand three hundred twenty-six of this article plus interest.
     (b) The corporation shall make all shareholders, whether or not residents of this state, whose demands remain unsettled parties to the proceeding as in an action against their shares, and all parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.
     (c) The jurisdiction of the court in which the proceeding is commenced is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The shareholders demanding appraisal rights are entitled to the same discovery rights as parties in other civil proceedings. There is no right to a jury trial.
     (d) Each shareholder made a party to the proceeding is entitled to judgment: (1) For the amount, if any, by which the court finds the fair value of the shareholder’s shares, plus interest, exceeds the amount paid by the corporation to the shareholder for the shares; or (2) for the fair value, plus interest, of the shareholder’s shares for which the corporation elected to withhold payment under section one thousand three hundred twenty-five of this article.
§31D-13-1331. Court costs and counsel fees.
     (a) The court in an appraisal proceeding commenced under section one thousand three hundred thirty of this article shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the shareholders demanding appraisal, in amounts the court finds equitable, to the extent the court finds the shareholders acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this article.
     (b) The court in an appraisal proceeding may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:
     (1) Against the corporation and in favor of any or all shareholders demanding appraisal if the court finds the corporation did not substantially comply with the requirements of section one thousand three hundred twenty, one thousand three hundred twenty-two, one thousand three hundred twenty-four or one thousand three hundred twenty-five of this article; or
     (2) Against either the corporation or a shareholder demanding appraisal, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously or not in good faith with respect to the rights provided by this article.
     (c) If the court in an appraisal proceeding finds that the services of counsel for any shareholder were of substantial benefit to other shareholders similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to counsel reasonable fees to be paid out of the amounts awarded the shareholders who were benefitted.
     (d) To the extent the corporation fails to make a required payment pursuant to section one thousand three hundred twenty-four, one thousand three hundred twenty-five, or one thousand three hundred twenty-six of this article, the shareholder may sue directly for the amount owed and, to the extent successful, are to be entitled to recover from the corporation all costs and expenses of the suit, including counsel fees.